GREAT BASIN GOLD LTD.

EACH OF THE GUARANTORS PARTY HERETO

COMPUTERSHARE TRUST COMPANY OF CANADA

TRUST INDENTURE

8.00 % SENIOR UNSECURED CONVERTIBLE DEBENTURES

DUE November 30, 2014

November 19, 2009

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INDENTURE

THIS INDENTURE dated as of November 19, 2009 is between Great Basin Gold Ltd., a corporation duly organized under the laws of the Province of British Columbia (the “Company”), the Guarantors (as defined herein) and Computershare Trust Company of Canada, a trust company organized and existing under the laws of Canada, as Trustee (the “Trustee”).

In consideration of the purchase of the Securities (as defined herein) by the Holders thereof, the parties hereto agree as follows for the benefit of the other and for the equal and rateable benefit of the Holders of the Company’s 8.00 % Senior Unsecured Convertible Debentures Due November 30, 2014.

ARTICLE 1
DEFINITIONS AND INCORPORATION BY REFERENCE

1.1      Definitions.

“Accredited Investor” means an “accredited investor” as defined in Rule 501(a) of Regulation D of the Securities Act.

“Affiliate” when used to indicate a relationship with a person or company, has the same meaning as set forth in the Securities Act (British Columbia).

“Agent” means any Registrar, Paying Agent or Conversion Agent.

“Applicable Procedures” means the rules and procedures of the Depository, Trustee and Registrar, as applicable, as in effect from time to time.

“Applicable Securities Legislation” means applicable securities laws (including rules, regulations, policies and instruments enacted thereunder) in each of the Provinces of Canada.

“Beneficial Debentureholders” means any Person who holds a beneficial interest in the Global Securities as shown on the books of the Depository.

“Beneficial Ownership” has the same meaning as set forth in the Securities Act (British Columbia).

“Board of Directors” means either the board of directors of the Company or any committee of the Board of Directors authorized to act for it with respect to this Indenture.

“Book Entry Only Securities” means Securities which are to be held only by or on behalf of the Depository.

“Business Day” means any day other than a Saturday, Sunday or statutory holiday in, or a day when banks are closed in Toronto, Ontario.

“Canadian GAAP” means generally accepted accounting principles in Canada as in effect from time to time, including those set out in the Handbook of the Canadian Institute of Chartered Accountants.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations’ or other equivalents of or interests in (however designated) equity of such Person, but excluding any debt securities convertible into such equity.

“Cash Change of Control” means a Change of Control in which 10% or more of the consideration for the Shares in the transaction or transactions constituting a Change of Control consists of: (i) cash, other than cash payments for fractional Shares and cash payments made in respect of dissenter’s appraisal rights; (ii) trust units, limited partnership units, or other participating equity securities of a trust, limited partnership or similar entity; (iii) equity securities that are not traded or intended to be traded immediately following such transactions on a stock exchange; or (iv) other property that is not traded or intended to be traded immediately following such transactions on a stock exchange.

“Certificated Security” means a Security that is in substantially the form attached as Exhibit A but that does not include the information or the schedule called for by footnote 1 and 2 thereof.

“Change of Control” means (i) the acquisition by any Person, or group of persons acting jointly or in concert, of Beneficial Ownership, directly or indirectly, through a purchase, arrangement, merger (except as set forth in clause (ii) below) or other acquisition transaction or series of transactions, of Shares entitling that person to exercise more than 50% of the total voting power of all Shares entitled to vote generally in elections of directors, other than any acquisition by the Company, any of its subsidiaries or any of its employee benefit plans; or (ii) the Company’s amalgamation, consolidation, arrangement or merger with or into any other Person, any merger of another person into the Company, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of the Company’s and the Company’s subsidiaries’ properties and assets, taken as a whole, to another person, or group of persons acting jointly or in concert, other than any transaction pursuant to which holders of Shares immediately prior to the transaction are entitled to exercise, directly or indirectly, more than 50% of the total voting power of all shares entitled to vote generally in elections of directors of the continuing or surviving Person, or in the case of the disposition of all or substantially all of the assets, the purchaser thereof, immediately after the transaction.

“Change of Control Effective Date” means the date on which any Change of Control becomes effective.

“Change of Control Purchase Price” of any Security, means 100% of the principal amount of the Security to be purchased plus accrued and unpaid interest, if any, to, but excluding, the Change of Control Purchase Date.

“Closing Price” of the Shares on any Trading Day means the reported last sale price per Share (or, if no last sale price is reported, the average of the last bid and ask prices per Share) on such date reported by the TSX, or if the Shares are not listed on the TSX, as reported or quoted by the principal securities exchange or market on which the Shares are listed or quoted or if no such prices are available, the “Closing Price” per Share shall be the fair value of a Share as determined by the Board of Directors acting reasonably and equitably (which determination shall be conclusive and shall be evidenced by an Officers’ Certificate delivered to the Trustee).

“Company” means the party named as such in the first paragraph of this Indenture until a successor replaces it pursuant to the applicable provisions of this Indenture, and thereafter “Company” shall mean such successor Company.

“Conversion Rate” means the rate at which Shares shall be delivered upon conversion, which rate shall be on the basis of $2.15 per Share, being a ratio of 465.1163 Shares for each $1,000 principal amount of Securities, as adjusted from time to time pursuant to the provisions of this Indenture.

“Corporate Trust Office” means the office of the Trustee at which at any particular time the trust created by this Indenture shall be administered, which office at the date of the execution of this Indenture is located at 3rd floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9; Attention: Manager,

Corporate Trust, or at any other time at such other address as the Trustee may designate from time to time by notice to the Holders and the Company.

“Current Market Price” means the volume weighted average trading price of the Shares on the TSX for each of the 20 consecutive Trading Days ending on the fifth Trading Day preceding the Redemption Date, Change of Control Purchase Date or Final Maturity Date, as the case may be, approximately adjusted to take into account the occurrence, during the period commencing on the first of such Trading Days during such 20 Trading Day period and ending on such Redemption Date, Change of Control Purchase Date or Final Maturity Date, of any events that would result in an adjustment of the Conversion Rate with respect to the Shares, provided if the Shares are not listed on the TSX, reference shall be made for the purpose of the above calculation to the principal securities exchange or market on which the Shares are listed or quoted or if no such prices are available “Current Market Price” shall be the fair value of a Share as determined by the Board of Directors acting reasonably and equitably (which determination shall be evidenced by an Officer’s Certificate delivered to the Trustee).

“Default” means, when used with respect to the Securities, any event that is or, after notice or passage of time, or both, would be, an Event of Default.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as in effect from time to time.

“Final Maturity Date” means November 30, 2014.

“Global Security” means a Security in global form that is in substantially the form attached as Exhibit A and that includes the information and schedule called for in footnote 1 and, if applicable, footnote 2 thereof and which is deposited with the Depository or its nominee and registered in the name of the Depository or its nominee.

“Guarantor” means (i) each of N5C Resources Inc., N6C Resources Inc., Puma Gold (Pty) Ltd and Southgold Exploration (Pty) Ltd and (ii) each and every Material Subsidiary of the Company that becomes a Guarantor pursuant to section 6.12 and Article 13 and “Guarantors” means all of such entities, collectively.

“Holder” or “Holder of a Security” means the person in whose name a Security is registered on the Registrar’s books.

“Indenture” means this Indenture as amended or supplemented from time to time pursuant to the terms of this Indenture.

“Indenture Legislation” means the provisions, if any, of any statute of Canada or a province thereof, and the respective regulations thereunder, relating to trust indentures and/or to the rights, duties and obligations of trustees under trust indentures and of companies issuing debt obligations under trust indentures, to the extent that such provisions are at the time in force and applicable to this Indenture.

“Ineligible Consideration” means any property (including cash) or securities that would not constitute “prescribed securities” for the purposes of former clause 212(1)(b)(vii)(E) of the Tax Act (or any successor provision) which a Holder would otherwise be entitled to receive.

“Interest Obligation” means the obligation of the Company to pay interest on the Securities, as and when the same becomes due.

“Interest Payment Date” means May 30 and November 30 of each year, commencing May 30, 2010.

“LVTS” means the large value electronic money transfer system operated by the Canadian Payments Association and any successor thereto.

“Material Subsidiary” means, as of any date, a Subsidiary of the Company that holds any assets directly or indirectly relating to the Company’s Burnstone project in Witwatersrand, South Africa.

“Officer” means the Chairman or any Co-Chairman of the Board of Directors, any Vice Chairman of the Board of Directors, the Chief Executive Officer, the President, any Vice President, the Chief Financial Officer, the Chief Legal Officer, the Controller, the Secretary, any Assistant Controller or any Assistant Secretary of the Company.

“Officers’ Certificate” means a certificate signed on behalf of the Company by two Officers; provided, however, that for purposes of Section 4.9.2 and Section 6.4, “Officers’ Certificate” means a certificate signed by (i) the Chief Executive Officer, the President, any Vice President, the Chief Financial Officer or the Chief Legal Officer of the Company and (ii) one other Officer.

“Opinion of Counsel” means a written opinion from legal counsel reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Original Issue Date” means the date on which the Security was originally issued.

“Person” or “person” means any individual, partnership, limited partnership, association, body corporate, trust, trustee, executor, administrator, legal representative, government, regulatory authority, or other entity or any syndicate or group that would be deemed to be a “person” under the Securities Act (British Columbia).

“Prospectus” means the final short form prospectus of the Company dated November 12, 2009 relating to the offering of Securities in every province of Canada, in the English and French languages, as it may be amended.

“Qualified Institutional Buyer” means a “qualified institutional buyer” as defined in Rule 144A(a)(1) of the Securities Act.

“Redemption Date” when used with respect to any Security to be redeemed, means the date fixed by the Company for such redemption pursuant to Section 3.1.

“Redemption Price” when used with respect to any Security to be redeemed, means 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to but excluding the Redemption Date.

“Regular Record Date” means, with respect to each Interest Payment Date, the May 15 or November 15 (or on the next Business Day, if such date is not a Business Day), as the case may be, next preceding such Interest Payment Date.

“Regulation D” means Regulation D under the Securities Act.

“Regulation S” means Regulation S under the Securities Act.

“Restricted Global Security” means a Global Security that is a Restricted Security.

“Restricted Security” means a Security offered and sold in the United States to Qualified Institutional Buyers in reliance of Rule 144A or to Accredited Investors in reliance on Rule 506 of Regulation D and any Security delivered upon any transfer, exchange or replacement of any Restricted Security unless otherwise provided by the provisions of this Indenture.

“Rule 144” means Rule 144 under the Securities Act or any successor to such Rule.

“Rule 144A” means Rule 144A under the Securities Act or any successor to such Rule.

“SEC” means the United States Securities and Exchange Commission.

“Securities” means the up to $126,500,000 aggregate principal amount of 8.00% Senior Unsecured Convertible Debentures due November 30, 2014 (each a “Security”), as amended or supplemented from time to time, that are issued under this Indenture.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, as in effect from time to time.

“Security Guarantee” means the guarantee by each Guarantor of the Company’s obligations under this Indenture and the Securities, executed pursuant to the provisions of this Indenture.

“Share Bid Request” means a request in the form directed by the Company and received by the Trustee, for bids to purchase Shares (to be issued by the Company on the Share Delivery Date) from investment banks, brokers or dealers in accordance with the Share Interest Payment Election Notice and which shall make the acceptance by the Company of any bid conditional upon the acceptance of sufficient bids to result in aggregate proceeds from such issue and sale of Shares which, together with the cash payments by the Company in lieu of fractional Shares, if any, equal the Interest Obligation.

“Share Delivery Date” means a date, not more than 15 days and not less than nine Business Days prior to the applicable Interest Payment Date, upon which Shares are issued by the Company and delivered to the Trustee for sale pursuant to Share Purchase Agreements.

“Share Interest Payment Election” means an election to satisfy all or any part of an Interest Obligation on the applicable Interest Payment Date in the manner described in the Share Interest Payment Election Notice.

“Share Interest Payment Election Amount” means the sum of the amount of the aggregate proceeds resulting from the sale of Shares on the Share Delivery Date pursuant to acceptable bids obtained pursuant to the Share Bid Requests, that is equal to the aggregate amount of the Interest Obligation in respect of which the Share Interest Payment Election Notice was delivered.

“Share Interest Payment Election Notice” means a written notice made by the Company to the Trustee specifying:

(i)	the Interest Obligation to which the election relates;

(ii)	the amount of the Interest Obligation that the Company wants to satisfy by the delivery of sufficient Shares to satisfy all or a portion of such Interest Obligation;

(iii)	the investment banks, brokers or dealers through which the Trustee shall deliver Share Bid Requests and the conditions of such bids, which may include the minimum number of Shares, minimum price per Share, timing for closing for bids and such other matters as the Company may specify; and (iv) that the Trustee shall receive Share Bid Requests from the investment banks, brokers or dealers selected by the Company and the Company shall accept only those bids which comply with such notice.

“Share Price” means the price paid per Share in connection with a Change of Control as determined pursuant to Section 5.4.1.

“Share Purchase Agreement” means an agreement in customary form among the Company and the investment banks, brokers or dealers making acceptable bids pursuant to a Share Bid Request, which complies with all applicable laws, including the Applicable Securities Legislation, the Securities Act and the rules and regulations of any stock exchange on which the Securities or Shares are then listed.

“Shares” means one or more common shares in the capital of the Company and “Share” means a common share in the capital of the Company.

“Subsidiary” means, in relation to the Company, any entity, including a corporation, trust, partnership or limited partnership, which is controlled, directly or indirectly, by the Company.

“Tax Act” means the Income Tax Act (Canada) and the regulations enacted thereunder.

“Trading Day” means a day during which the principal securities market on which the applicable securities are traded is open for trading and at least one board lot of the securities is traded on such market. A “Trading Day” only includes those days that have a scheduled closing time of 4:00 p.m. (Toronto time) or the then standard closing time for regular trading on such market.

“Trustee” means the party named as such in the first paragraph of this Indenture until a successor replaces it in accordance with the provisions of this Indenture, and thereafter means the successor.

“TSX” means the Toronto Stock Exchange, a division of TMX Group Inc., through which the senior listing operations of TMX Group Inc. are conducted.

“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.

“Unrestricted Global Security” means a Global Security that is not a Restricted Security.

“Vice President” when used with respect to the Company or the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title “vice president.”

“Voting Stock” of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency within the control of such person to satisfy) to vote in the election of directors, managers or trustees thereof.

“Written Direction” means an instrument in writing signed by any one officer of the Company.

1.2      Other Definitions.

Term	Defined in Section

“Additional Amounts”	6.10
“Agent Members”	2.1.4
“Bankruptcy Law”	8.1
“Canadian Taxes”	6.10
“Cash Change of Control Conversion Period”	5.4.1
“CDS”	2.1.2
“Change of Control Company Notice”	5.1.2
“Change of Control Purchase Date	5.1
“Change of Control Purchase Notice”	5.1.4
“Change of Control Purchase Offer”	5.1
“Company Order”	2.2.5
“Conversion Agent”	2.6
“Conversion Date”	4.2
“Deemed Interest Period”	2.20
“Depository”	2.1
“Determination Date”	4.5
“Distributed Securities”	4.5
“Event of Default”	8.1
“Excluded Holder”	6.10
“Excluded Taxes”	6.10
“Expiration Date”	4.5
“Expiration Time”	4.5
“Government Obligations”	10.2.2
“Interest Account”	2.18.8
“Make Whole Premium”	5.4.1
“Notice of Default”	8.1
“Notice of Election”	3.5.4
“Paying Agent”	2.6
“Privacy Laws”	9.13
“Purchased Shares”	4.5
“Purchases”	4.5
“record date”	4.5.3
“Receiver”	8.1
“Redemption Notice”	3.2
“Registrar”	2.6
“Restrictive Legend”	2.15.3
“Rights”	4.5
“Rights Plan”	4.5
“Share Proceeds Investment”	2.18.8
“Spinoff Securities”	4.5
“Spinoff Valuation Period”	4.5
“tender offer”	4.5
“tendered Shares”	4.5
“Triggering Distribution”	4.5

1.3      Rules of Construction.

1.3.1    Unless the context otherwise requires:

(a)	a term has the meaning assigned to it;

(b)	an accounting term not otherwise defined has the meaning assigned to it in accordance with Canadian GAAP;

(c)	words in the singular include the plural, and words in the plural include the singular;

(d)	all references to “dollars” and “$” are to lawful money of Canada;

(e)	provisions apply to successive events and transactions;

(f)	the term “merger” includes a statutory share exchange and the term “merged” has a correlative meaning;

(g)	the masculine gender includes the feminine and the neuter;

(h)

each of the terms “including”, “include” and “includes”, when used in this Indenture, is not limiting whether or not non-limiting language (such as “without limitation”, “without limiting the foregoing”, “but not limited to” or words of similar import) is used with reference thereto;

(i)	references to agreements and other instruments include subsequent amendments thereto; and

(j)

all “Article”, “Exhibit” and “Section” references are to Articles, Exhibits and Sections, respectively, of or to this Indenture unless otherwise specified herein, and the terms “herein,” “hereof” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

ARTICLE 2
THE SECURITIES

2.1      Form and Dating.

2.1.1

The Securities and the Trustee’s certificate of authentication shall be substantially in the respective forms set forth in Exhibit A, which Exhibit is incorporated in and made part of this Indenture. The Securities may have notations, legends or endorsements required by law, stock exchange, automated quotation system or depository rule or regulation or usage. The Company shall provide any such notations, legends or endorsements to the Trustee in writing. Each Security shall be dated the date of its authentication.

2.1.2

Restricted Securities. Securities shall be offered and sold in the United States to Qualified Institutional Buyers in reliance of Rule 144A and Accredited Investors in reliance on Rule 506 of Regulation D. The Securities issued to Qualified Institutional Buyers shall be issued initially in the form of one or more Restricted Global Securities which, on behalf of the purchasers of the Securities represented thereby by the Trustee, shall be deposited with the CDS Clearing and Depository Services Inc. (“CDS”, and such depository, or any successor thereto, being hereinafter referred to as the “Depository”) and registered in the name of its nominee, CDS, for the accounts of participants in the Depository, duly executed by the Company and authenticated by the Trustee as hereinafter provided. The aggregate principal amount of the Restricted Global Securities may from time to time be increased or decreased by notations made on the Restricted Global Security by the Trustee and/or on the register of the Securities maintained by the Registrar (as defined below), subject in each case to compliance with the provisions of this Indenture and Applicable Procedures. The Securities issued to Accredited Investors shall be registered and definitive Restricted Securities, which, on behalf of the purchasers of the Securities represented thereby by the Trustee, shall be delivered to each Accredited Investor, and registered in the name of such Accredited Investor (or any successor thereto), duly executed by the Company and authenticated by the Trustee as hereinafter provided. In the event that Company determines to change a registered and definitive Restricted Security into a Global Security, such change shall be made pursuant to the provisions of this Indenture and Applicable Procedures.

2.1.3

Unrestricted Global Securities. Securities offered and sold in Canada pursuant to the Prospectus shall be issued initially in the form of one or more Unrestricted Global Securities, which, on behalf of the purchasers of the Securities represented thereby by the Trustee, shall be deposited with the Depository and registered in the name of its nominee, CDS&Co. (or any successor thereto), for the accounts of participants in the Depository, duly executed by the Company and authenticated by the Trustee as hereinafter provided. The aggregate principal amount of the Unrestricted Global Securities may from time to time be increased or decreased by notations made on the Global Security by the Trustee and/or on the register of the Securities maintained by the Registrar (as defined below), subject in each case to compliance with the Applicable Procedures.

2.1.4

Global Securities in General. Each Global Security shall represent such of the outstanding Securities as shall be specified therein and each shall provide that it shall represent the aggregate amount of outstanding Securities from time to time endorsed thereon and that the aggregate amount of outstanding Securities represented thereby may from time to time be reduced or increased, as appropriate, to reflect replacements, exchanges, purchases, redemptions, or conversions of such Securities. Any adjustment of the aggregate principal amount of a Global Security to reflect the amount of any increase or decrease in the amount of outstanding Securities represented thereby shall be made by the Trustee in accordance with instructions given by the Holder thereof as required by Section 2.15 and shall be made on the records of the Trustee and the Depository.

Members of, or participants in, the Depository (“Agent Members”) shall have no rights under this Indenture with respect to any Global Security held on their behalf by the Depository or under the Global Security, and the Depository (including, for this purpose, its nominee) may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner and Holder of such Global Security for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall (1) prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depository or (2) impair, as between the Depository and its Agent Members, the operation of customary practices governing the exercise of the rights of a Holder of any Security.

2.1.5

Book Entry Provisions. The Company shall execute and the Trustee shall, in accordance with this Section, authenticate and deliver initially one or more Global Securities that (1) shall be registered in the name of the Depository or its nominee, (2) shall be delivered by the Trustee to the Depository or pursuant to the Depository’s instructions and (3) shall bear legends substantially to the following effect:

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO GREAT BASIN GOLD LTD. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF

TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS&CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS&CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CDS&CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.”

2.2      Execution and Authentication.

2.2.1

The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is limited to $126,500,000. $110,000,000 aggregate principal amount of Securities is to be authenticated and delivered on the date hereof and up to an additional $16,500,000 aggregate principal amount being authenticated and delivered on a date no later than 30 days following the date hereof, except if such 30th day is not a Business Day, then the Business Day following the 30th day, except as provided in Section 2.9 and Section 2.10.

2.2.2

An Officer shall sign the Securities for the Company by manual or facsimile signature. Typographic and other minor errors or defects in any such facsimile signature shall not affect the validity or enforceability of any Security that has been authenticated and delivered by the Trustee.

2.2.3	If an Officer whose signature is on a Security no longer holds that office at the time the Trustee authenticates the Security, the Security shall be valid nevertheless.

2.2.4

A Security shall not be valid until an authorized signatory of the Trustee by manual signature signs the certificate of authentication on the Security. The signature shall be conclusive evidence that the Security has been authenticated under this Indenture.

2.2.5

The Trustee shall authenticate and make available for delivery Securities for original issue in the aggregate principal amount of up to $126,500,000 upon receipt of: (i) a written order or orders of the Company signed by an Officer of the Company, which shall include a statement to the effect that the conditions set forth in this Section 2.2 relating to the issue, certification and delivery of such Securities have been complied with (a “Company Order”); and (ii) an Opinion of Counsel in favour of the Trustee to the effect that all legal requirements provided herein or by law in connection with the issue of such Securities have been complied with. The Company Order shall specify the principal amount of Securities to be authenticated, shall provide that all such Securities will, on an aggregate basis, be represented by one or more registered and definitive Restricted Security, Restricted Global Security and an Unrestricted Global Security, and shall further specify the principal amount of Securities to be initially represented by the registered and definitive Restricted Securities, Restricted Global Security and the Unrestricted Global Security, respectively, and the date on which each original issue of Securities is to be authenticated.

2.2.6	The Securities shall be issuable only in registered form without coupons and only in denominations of $1,000 principal amount and any integral multiple thereof.

2.3      No Notice of Trusts.

            Neither the Company nor the Trustee shall be bound to take notice of or see to the execution of any trust (other than that created by this Indenture) whether express, implied or constructive, in respect of any Security, and may transfer the same on the direction of the person registered as the holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

2.4      Ownership of Securities.

2.4.1

Unless otherwise required by law, the person in whose name any registered Security is registered shall for all the purposes of this Indenture be and be deemed to be the owner thereof and payment of or on account of the principal of and interest on such Security and shall be made to such registered Holder.

2.4.2

Where Securities are registered in more than one name, the principal and interest from time to time payable in respect thereof may be paid to the order of all such Holders, failing written instructions from them to the contrary, and the receipt of any one of such Holders therefor shall be a valid discharge, to the Trustee and to the Company.

2.4.3

In the case of the death of one or more joint holders of any Security the principal and interest from time to time payable thereon may be paid to the order of the survivor or survivors of such registered holders and the receipt of any such survivor or survivors therefor shall be a valid discharge to the Trustee and to the Company.

2.4.4	The Trustee may assume for the purposes of this Indenture that any address of the holder appearing in the register maintained by the Trustee is the Holder’s actual address.

2.5      Rank.

The indebtedness, liabilities and obligations of the Company under this Indenture, under the Securities, and under all other Securities now or hereafter certified and delivered under the Indenture, are or will be, as the case may be, direct unsecured obligations of the Company, and will rank equally with one another and, except with respect to the subsidiary guarantees outlined in Article 13, with all other unsecured and unsubordinated indebtedness of the Company except as prescribed by law. Notwithstanding any other provision of this Indenture or the Securities, the Company may (i) incur additional indebtedness without limitation including indebtedness that ranks pari passu or senior to the indebtedness, liabilities and obligations of the Company under the Securities and this Indenture, and (ii) mortgage, pledge, charge, hypothecate, grant a security interest in or otherwise encumber any or all of the Company’s properties to secure any additional indebtedness.

2.6      Registrar, Paying Agent and Conversion Agent.

2.6.1

The Company shall maintain one or more offices or agencies where Securities may be presented for registration of transfer or for exchange (each, a “Registrar”), one or more offices or agencies where Securities may be presented for payment (each, a “Paying Agent”), one or more offices or agencies where Securities may be presented for conversion (each, a “Conversion Agent”) and one or more offices or agencies where notices and demands to or upon the Company in respect of the Securities and this Indenture may be served. The Company will at all times maintain a Paying Agent, Conversion Agent, Registrar and offices or agencies where notices and demands to or upon the Company in respect of the Securities and this Indenture may be served in the City of

Vancouver or the City of Toronto. Until such change is made, the Registrar, Paying Agent and Conversion Agent will be the Trustee.

2.6.2

The Company shall enter into an appropriate agency agreement with any Agent not a party to this Indenture, provided that the Agent may be an Affiliate of the Trustee. The agreement shall implement the provisions of this Indenture that relate to such Agent. The Company shall notify the Trustee in writing of the name and address of any Agent not a party to this Indenture. If the Company fails to maintain a Registrar, Paying Agent, Conversion Agent, or agent for service of notices and demands in any place required by this Indenture, or fails to give the foregoing notice, the Trustee shall act as such. The Company or any Affiliate of the Company may act as Paying Agent (except for the purposes of Section 6.1 and Article 10).

2.6.3

The Company hereby initially designates the Trustee as Paying Agent, Registrar and Conversion Agent and designates the Corporate Trust Office of the Trustee and the offices of the Trustee in the City of Toronto, which office at the date of the execution of this Indenture is located at the Corporate Trust Office.

2.7      Payments of Amounts Due on Maturity.

2.7.1

The Company will pay to the Holders on the Final Maturity Date 100% of the principal amount of the Securities plus accrued and unpaid interest (if any) to, but excluding, the Final Maturity Date. The following provisions shall apply to the Securities, except as otherwise specified in a supplemental indenture relating to the Securities:

(a)

In the case of fully registered Securities, the Company will establish and maintain with the Trustee or Paying Agent, if applicable, a maturity account for the Securities (the “Maturity Account”). On or before 11:00 a.m., Toronto time, four Business Days before the Final Maturity Date for the Securities outstanding from time to time under this Indenture, the Company will deposit in the applicable Maturity Account a cash amount sufficient to pay the amount payable in respect of such Securities (less any tax required by law to be deducted). The Company (either directly or through the Trustee or the Paying Agent, if applicable) will pay to each holder entitled to receive payment, the principal amount of, and accrued and unpaid interest (if any) on, the Securities, upon surrender of the Securities at any branch of the Trustee or Paying Agent, if applicable, designated for such purpose from time to time by the Company and the Trustee or Paying Agent, if applicable. The deposit or making available of the full amounts due to the applicable Maturity Account will satisfy and discharge the liability of the Company for the Securities to which the deposit or making available of funds relates to the extent of the amount deposited or made available (plus the amount of any tax deducted as aforesaid) and such Securities will thereafter not be considered as outstanding under this Indenture and such holder will have no other right than to receive out of the money so deposited or made available the amount to which it is entitled. Failure to make a deposit or make funds available as required to be made pursuant to this Section 2.7.1(a) will constitute a default in payment on the Securities in respect of which the deposit or making available of funds was required to have been made;

(b)

In the case of a Global Security, on or before 11:00 a.m., Toronto time, three Business Days before the Final Maturity Date for the Securities outstanding from time to time under this Indenture, the Company will deliver to the Trustee a certified cheque or bank draft (dated the Final Maturity Date) or electronic funds transfer for the full amount due under and against receipt of the Global Security. The delivery of such certified cheque, bank draft or electronic funds to the Trustee will satisfy and discharge the liability of the Company for the Securities to which the cheque or electronic funds relates to the extent of the amount deposited or made available (plus the amount of any tax deducted as aforesaid) and such Securities will thereafter not be considered as outstanding under this Indenture unless such cheque is not paid on presentation at any of the places of which such interest is payable. Failure to make delivery of the cheque or make funds available as required pursuant to this Section 2.7.1(b) will constitute default in payment on the Securities in respect of which the delivery or making available of funds was required to have been made.

2.7.2

Notwithstanding the foregoing, (i) all payments in excess of $25 million (or such other amount as determined from time to time by the Canadian Payments Association or any successor thereto) shall be made by the use of the LVTS; and (ii) in the event that payment must be made to the Depository, the Company shall remit the payment to the Trustee or Paying Agent, if applicable, by LVTS. The Trustee or Paying Agent, if applicable shall have no obligation to disburse funds pursuant to this Section 2.7 unless it has received written confirmation satisfactory to it that the funds have been deposited with it in sufficient amount to pay in full all amounts due and payable on the Final Maturity Date. The Trustee or Paying Agent, if applicable shall, if any funds are received by it in the form of uncertified cheques, be entitled to delay the time for release of such funds until such uncertified cheques shall be determined to have cleared the financial institution upon which the same are drawn.

2.7.3

If the Company or an Affiliate of the Company acts as Paying Agent, it shall, before 11:00 a.m., Toronto time, on each due date of the principal of, or interest on, any Securities, segregate the money and hold it as a separate trust fund. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee, and the Trustee may at any time during the continuance of any Default, upon written request to a Paying Agent, require such Paying Agent to pay forthwith to the Trustee all sums so held in trust by such Paying Agent. Upon doing so, the Paying Agent (other than the Company) shall have no further liability for the money.

2.8      Lists of Holders of Securities.

            The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Holders of Securities.

2.9      Transfer and Exchange.

2.9.1

Subject to compliance with any applicable additional requirements contained in Section 2.15, when a Security is presented to a Registrar with a request to register a transfer thereof or to exchange such Security for an equal principal amount of Securities of other authorized denominations, the Registrar shall register the transfer or make the exchange as requested; provided, however, that every Security presented or surrendered for registration of transfer or exchange shall be duly endorsed or accompanied by an assignment form and, if applicable, a transfer certificate each in the form included in Exhibit A, and completed in a manner satisfactory to the Registrar and duly executed by the Holder thereof or its attorney duly authorized in writing. To permit registration of transfers and exchanges, upon surrender of any Security for registration of transfer or exchange at an office or agency maintained pursuant to Section 2.6, the Company shall execute and the Trustee shall authenticate Securities of a like aggregate principal amount at the Registrar’s request. Any exchange or transfer shall be without charge, except that the Company or the Registrar may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto; provided that this sentence shall not apply to any exchange pursuant to Section 2.13, Section 2.15, Section 5.7 or Section 11.4.

2.9.2

Neither the Company, any Registrar nor the Trustee shall be required to exchange or register a transfer of (i) any Securities or portions thereof selected or called for redemption (except in respect of which a Notice of Election has been delivered and not withdrawn), (ii) any Securities or portions thereof in respect of which a Change of Control Purchase Notice has been delivered and not withdrawn by the Holder thereof (except, in the case of the purchase of a Security in part, the portion thereof not to be purchased); or (iii) in the case of a Certificated Security, on any Interest Payment date for such Securities or during the fifteen preceding days.

2.9.3

All Securities issued upon any transfer or exchange of Securities shall be valid obligations of the Company, evidencing the same debt and entitled to the same benefits under this Indenture, as the Securities surrendered upon such transfer or exchange.

2.9.4

Any Registrar appointed pursuant to Section 2.6 shall provide to the Trustee such information as the Trustee may reasonably require in connection with the delivery by such Registrar of Securities upon transfer or exchange of Securities.

2.9.5

The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Security (including any transfers between or among Agent Members or other beneficial owners of interests in any Global Security) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

2.10    Replacement Securities.

2.10.1

If any mutilated Security is surrendered to the Company, a Registrar or the Trustee, and the Company, a Registrar and the Trustee receive evidence to their satisfaction of the ownership, destruction, loss or theft of any Security, and there is delivered to the Company and the Trustee a surety bond and indemnity as will be required by each of them to save each of them harmless, then, in the absence of notice to the Company, such Registrar or the Trustee that such Security has been acquired by a bona fide purchaser, the Company shall execute, and upon its written request the Trustee shall authenticate and deliver, in exchange for any such mutilated Security or in lieu of any such destroyed, lost or stolen Security, a new Security of like tenor and principal amount, bearing a number not contemporaneously outstanding.

2.10.2

If any such mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, or is about to be purchased or redeemed by the Company pursuant to Article 3 or Article 5, or converted pursuant to Article 4, the Company in its discretion may, instead of issuing a new Security, pay, redeem, purchase or convert such Security, as the case may be.

2.10.3

Upon the issuance of any new Securities under this Section 2.10, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other reasonable expenses (including the reasonable fees and expenses of the Trustee or the Registrar) in connection therewith.

2.10.4

Every new Security issued pursuant to this Section 2.10 in lieu of any mutilated, destroyed, lost or stolen Security shall constitute an original additional contractual obligation of the Company, whether or not the mutilated, destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all benefits of this Indenture equally and proportionately with any and all other Securities duly issued hereunder.

2.10.5

The provisions of this Section 2.10 are (to the extent lawful) exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

2.11	Outstanding Securities.

2.11.1

Securities outstanding at any time are all Securities authenticated by the Trustee, except for those cancelled by it as permitted hereunder, those redeemed or purchased pursuant to Article 3 or Article 5, those converted pursuant to Article 4, those delivered to the Trustee for cancellation or surrendered for transfer or exchange as permitted hereunder and those described in this Section 2.11 as not outstanding.

2.11.2	If a Security is replaced pursuant to Section 2.10, it ceases to be outstanding.

2.11.3

If a Paying Agent (other than the Company or an Affiliate of the Company) holds in respect of the outstanding Securities on a Redemption Date, a Change of Control Purchase Date or the Final Maturity Date money sufficient to pay the principal of and accrued interest on Securities (or portions thereof, as the case may be) payable on that date, then on and after such Redemption Date, Change of Control Purchase Date or Final Maturity Date, as the case may be, such Securities (or portions thereof, as the case may be) shall cease to be outstanding and cash interest on them shall cease to accrue; provided that if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision thereof satisfactory to the Trustee has been made.

2.11.4	Any Securities issued pursuant to this Indenture shall be cancelled by the Trustee upon their purchase, redemption or conversion.

2.12    Concurrence in any Notice, Direction, Waiver or Consent.

            In determining whether the Holders of the required principal amount of Securities have concurred in any notice, direction, waiver or consent, Securities owned by the Company or any other obligor on the Securities or by any Affiliate of the Company or of such other obligor shall be disregarded, except that, for purposes of determining whether the Trustee shall be protected in relying on any such notice, direction, waiver or consent, only Securities which the Trustee, relying conclusively on an Officers’ Certificate, actually knows are so owned shall be so disregarded. Securities so owned which have been pledged in good faith shall not be disregarded if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to the Securities and that the pledgee is not the Company or any other obligor on the Securities or any Affiliate of the Company or of such other obligor.

2.13    Temporary Securities.

            Until definitive Securities are ready for delivery, the Company may prepare and execute, and, upon receipt of a Company Order, the Trustee shall authenticate and deliver, temporary Securities. Temporary Securities shall be substantially in the form of definitive Securities but may have variations that the Company with the consent of the Trustee considers appropriate for temporary Securities. Without unreasonable delay, the Company shall prepare and the Trustee shall authenticate and deliver definitive Securities in exchange for temporary Securities.

2.14    Cancellation.

            The Company at any time may deliver Securities to the Trustee for cancellation. The Registrar, the Paying Agent and the Conversion Agent shall forward to the Trustee or its agent any Securities surrendered to them for transfer, exchange, redemption, purchase, payment or conversion. The Trustee and no one else shall cancel, in accordance with its standard procedures, all Securities surrendered for transfer, exchange, redemption, purchase, payment, conversion or cancellation and shall dispose of the cancelled Securities in accordance with its customary procedures or, upon request, deliver the cancelled Securities to the Company. All Securities which are redeemed, purchased or otherwise acquired by the Company or any of its Subsidiaries prior to the Final Maturity Date pursuant to Article 3 or Article 5 shall be delivered to the Trustee for cancellation, and the Company may not hold or resell such Securities or issue any new Securities to replace any such Securities or any Securities that any Holder has converted pursuant to Article 4.

2.15    Legend; Additional Transfer and Exchange Requirements.

2.15.1

A Global Security may not be transferred, in whole or in part, to any Person other than the Depository or a nominee or any successor thereof, and no such transfer to any such other Person may be registered; provided that the foregoing shall not prohibit any transfer of a Security that is issued in exchange for a Global Security but is not itself a Global Security. No transfer of a Security to any Person shall be effective under this Indenture or the Securities unless and until such Security has been registered in the name of such Person. Notwithstanding any other provisions of this Indenture or the Securities, transfers of a Global Security, in whole or in part, shall be made only in accordance with this Section 2.15.

2.15.2	Upon the transfer, exchange or replacement of Securities not bearing the Restrictive Legend, the Registrar shall deliver Securities that do not bear the Restrictive Legend.

2.15.3

Subject to Section 2.15.1, every Restricted Security shall be subject to the restrictions on transfer provided in the following legend (“Restrictive Legend”) until such date as the Restrictive Legend is no longer required by applicable law. Every Restricted Security shall be endorsed with the Restrictive Legend until (i) such Restrictive Legend is no longer required by the provisions of this Indenture, or (ii) such date as the Restrictive Legend is no longer required by applicable law and the Registrar has received an Opinion of Counsel of recognized standing, in form and substance reasonably satisfactory to the Company and the Trustee that the Restrictive Legend is no longer required under applicable requirements of the Securities Act.

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH CANADIAN LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH (I) RULE 144A UNDER THE U.S. SECURITIES ACT TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER THAT IS PURCHASING FOR ITS OWN ACCOUNT

OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE OFFER, SALE OR TRANSFER IS BEING MADE IN RELIANCE OF RULE 144A, OR (II) THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE U.S. SECURITIES ACT, IF APPLICABLE, AND, IN EACH CASE, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF (C)(II) AND (D), THE SELLER FURNISHES TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY TO SUCH EFFECT.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE COMPANY IS A “FOREIGN ISSUER” WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM THE COMPANY’S REGISTRAR AND TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION IN A FORM SATISFACTORY TO THE COMPANY AND ITS REGISTRAR AND TRANSFER AGENT, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.”

Upon the transfer, exchange or replacement of Restricted Securities bearing the Restrictive Legend, the Registrar shall deliver only Securities that are Restricted Securities that bear the Restrictive Legend, unless (i) such Security has been sold pursuant to an effective registration statement under the Securities Act in accordance with Section 2.15.4 below, (ii) such Security has been sold in an offshore transaction in compliance with Rule 904 of Regulation S under the Securities Act in accordance with Section 2.15.6 below at a time when the Company is a “foreign issuer” as defined in Regulation S, or (iii) the requested transfer has been made pursuant to Rule 144 of the Securities Act or any other available exemption from the registration requirements of the Securities Act in accordance with Section 2.15.7 below, and in each case such Securities shall cease to be Restricted Securities and the Registrar shall deliver Securities that are not Restricted Securities and that do not bear the Restrictive Legend.

If the conditions provided in Section 2.15.4, Section 2.15.6, Section 2.15.7 below are met, and the proposed transferor is an Agent Member seeking to transfer or exchange an interest in a registered and definitive Global Security to a transferee who will hold such interest in a Global Security, upon receipt by the Registrar of (x) written instructions given in accordance with the Applicable Procedures and the Registrar’s procedures and (y) the certificate required by the applicable abovementioned Sections, the Registrar shall register the transfer or exchange and reflect on its books and records the date and (A) a decrease in the aggregate principal amount of the registered and definitive Restricted Securities through which the transferor held such interest in an amount equal to the aggregate principal amount of the Securities to be transferred and (B) an increase in the aggregate principal amount of the Global Security through which the transferee proposes to hold such interest, in an amount equal to the aggregate principal amount of the Securities to be transferred.

2.15.4

Upon the transfer or exchange of Restricted Securities bearing the Restrictive Legend where such Restricted Securities have been sold or exchanged pursuant to an effective registration statement under the Securities Act and the Holder selling such Restricted Securities has delivered to the Registrar evidence in form and substance satisfactory to it to such effect, the Registrar shall deliver Securities that do not bear the Restrictive Legend.

2.15.5

The Registrar shall register the transfer or exchange of any Restricted Securities bearing the Restrictive Legend to a Qualified Institutional Buyer in compliance with Rule 144A (or any successor provision thereto) or to an Accredited Investor, or other transferee pursuant to other available exemptions from the registration requirements of the Securities Act, provided that such transfer is being made by a proposed transferor who has delivered to the Company and the Registrar evidence of compliance with Rule 144A or another available exemption from registration under the Securities Act in form and substance reasonably satisfactory to the Company and Registrar and Trustee, which evidence will include in each case other than a transfer in compliance with Rule 144A an Opinion of Counsel of recognized standing, in form and substance reasonably satisfactory to the Company and the Trustee, to the effect that registration is not required under the Securities Act.

2.15.6

The Registrar shall register the transfer of any Restricted Securities bearing the Restrictive Legend, if the Security is being transferred or exchanged pursuant to Rule 904 of Regulation S (or any successor provision thereto), provided that such transfer is being made by a proposed transferor who has delivered to the Registrar a certificate substantially in the form set forth in Schedule 6 to Exhibit A hereto and has made the representations contained therein.

2.15.7

The Registrar shall register the transfer or exchange of any Restricted Securities bearing the Restrictive Legend if the Security is being transferred or exchanged pursuant to, and in accordance with, the exemption from registration provided by Rule 144 under the Securities Act or any other available exemption from the registration requirements of the Securities Act, provided the transferor has furnished to the Registrar and the Company an Opinion of Counsel of recognized standing, in form and substance reasonably satisfactory to the Company and the Trustee, to the effect that the transfer or exchange is being completed in compliance with Rule 144 or another available exemption from the registration requirements of the Securities Act and, in the case of a transfer or exchange other than pursuant to Rule 144, to the effect that such legend is no longer required under the Securities Act.

As used in Section 2.15.2 through Section 2.15.8, the term “transfer” encompasses any sale, pledge, transfer, hypothecation or other disposition of any Security.

2.15.8	The provisions below shall apply only to Global Securities:

(a)

Each Global Security authenticated under this Indenture shall be registered in the name of the Depository or a nominee thereof and delivered to such Depository or a nominee thereof or custodian therefor, and each such Global Security shall constitute a single Security for purposes of this Indenture.

(b)

Notwithstanding any other provisions of this Indenture or the Securities, a Global Security shall not be exchanged in whole or in part for a Security registered, and no transfer of a Global Security in whole or in part shall be registered in the name of any Person other than the Depository or one or more nominees thereof; provided that a Global Security may be exchanged for Securities registered in the names of any person designated by the Depository in the event that (A) the Depository has notified the Company that it is unwilling or unable to continue as Depository for such Global Security (B) such Depository has ceased to be a clearing agency or otherwise ceases to be eligible to be a depository, and a successor Depository is not appointed by the Company within 90 days after receiving such notice or becoming aware that the Depository has ceased to be a clearing agency or otherwise ceases to be eligible to be a depository (C) the Company has determined, in its sole discretion, to terminate the book-entry only registration system in respect of such Global Security and has communicated such determination to the Trustee in writing or (D) an Event of Default has occurred and is continuing with respect to the Securities, provided that Agent Members acting on behalf of persons holding Beneficial Ownership over more than 25% of the aggregate principal amount of the Securities then outstanding advise the Depository in writing that the continuation of a book-entry only system through the Depository is no longer in their best interest and provided further that the Trustee has not waived the Event of Default in accordance with the terms of this Indenture. Any Global Security exchanged pursuant to subclause (A), (B) or (C) above shall be so exchanged in whole and not in part, and any Global Security exchanged pursuant to subclause (D) above may be exchanged in whole or from time to time in part as directed by the Depository. Any Security issued in exchange for a Global Security or any portion thereof shall be a Global Security; provided further that any such Security so issued that is registered in the name of a Person other than the Depository or a nominee thereof shall not be a Global Security.

(c)

Securities issued in exchange for a Global Security or any portion thereof shall be issued in definitive, fully registered form, without interest coupons, shall have an aggregate principal amount equal to that of such Global Security or portion thereof to be so exchanged, shall be registered in such names and be in such authorized denominations as the Depository shall designate and shall bear the applicable legends provided for herein. Any Global Security to be exchanged in whole shall be surrendered by the Depository to the Trustee, as Registrar. With regard to any Global Security to be exchanged in part, the principal amount thereof shall be reduced, by an amount equal to the portion thereof to be so exchanged, by means of a notation made on the Global Security as authenticated by the Trustee and an appropriate adjustment made on the records of the Depository and the Trustee.

(d)

Subject to Section 2.15.8(f), the registered Holder may grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action which a Holder is entitled to take under this Indenture or the Securities.

(e)

In the event of the occurrence of any of the events specified in Section 2.15.8(b), the Company will promptly make available to the Trustee a reasonable supply of Certificated Securities in definitive, fully registered form, without interest coupons.

(f)

Neither Agent Members nor any other Persons on whose behalf Agent Members may act shall have any rights under this Indenture with respect to any Global Security registered in the name of the Depository or any nominee thereof, or under any such Global Security, and the Depository or such nominee, as the case may be, may be treated by the Company, the Trustee and any Agent of the Company or the Trustee as the absolute owner and holder of such Global Security for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any Agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depository or such nominee, as the case may be, or impair, as between the Depository, its Agent Members and any other Person on whose behalf an Agent Member may act, the operation of customary practices of such Persons governing the exercise of the rights of a Holder of any Security.

(g)	At such time as all interests in a Global Security have been redeemed, converted, cancelled or exchanged for Securities in certificated form, such Global Security shall,

upon receipt thereof, be cancelled by the Trustee in accordance with Applicable Procedures and instructions existing between the Depository and the Trustee, subject to Section 2.14 of this Indenture. At any time prior to such cancellation, if any interest in a Global Security is redeemed, converted, cancelled or exchanged for Securities in certificated form, the principal amount of such Global Security shall, in accordance with the Applicable Procedures and instructions existing between the Depository and the Trustee, be appropriately reduced, and an endorsement shall be made on such Global Security, by the Trustee to reflect such reduction.

2.15.9

Until no longer required by applicable law, any share certificate representing Shares issued upon conversion of any Restricted Security that bears a Restrictive Legend shall bear a restrictive legend in substantially the following form, unless the issuance of such Shares issued upon conversion of the Restricted Security has been registered pursuant to a registration statement that has been declared effective under the Securities Act (and which continues to be effective at the time of such issuance:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH CANADIAN LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH (I) RULE 144A UNDER THE U.S. SECURITIES ACT TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER THAT IS PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE OFFER, SALE OR TRANSFER IS BEING MADE IN RELIANCE OF RULE 144A, OR (II) THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE U.S. SECURITIES ACT, IF APPLICABLE, AND, IN EACH CASE IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF (C)(II) AND (D), THE SELLER FURNISHES TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY TO SUCH EFFECT.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE COMPANY IS A “FOREIGN ISSUER” WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM THE COMPANY’S REGISTRAR AND TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION IN A FORM SATISFACTORY TO THE COMPANY AND ITS REGISTRAR AND TRANSFER AGENT, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.”

provided that if the Shares are subsequently sold in accordance with Rule 904 of Regulation S at a time when the Company is a “foreign issuer” as defined in Regulation S, the restrictive legend may be removed by providing a duly completed and signed certificate, the form of which may be obtained from the Registrar, to the Registrar and the Company, to the effect that such Shares are being sold in compliance with Rule 904 of Regulation S, together with any documentation as may be reasonably required by the Registrar and the Company to the effect that an exemption from the registration requirements of the Securities Act is available; and provided further that, if any such Shares are being sold pursuant to an exemption from registration provided by Rule 144 under the Securities Act or any other available exemption from the registration requirements of the Securities Act, the restrictive legend may be removed by delivery to the Trustee, as registrar and transfer agent of the Securities, an Opinion of Counsel, of recognized standing reasonably satisfactory to the Company and the Trustee, to the effect that the restrictive legend is no longer required under the applicable requirements of the Securities Act or state securities laws. Provided that the Trustee obtains confirmation from the Company that such Counsel is satisfactory to it, it shall be entitled to rely on such Opinion of Counsel without further inquiry.

2.16    CUSIP and/or ISIN Numbers.

             The Company in issuing the Securities may use one or more “CUSIP” and/or ISIN numbers (if then generally in use), and, if so, the Trustee shall use CUSIP and/or ISIN numbers in notices of redemption or purchase as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice of a redemption or purchase and that reliance may be placed only on the other identification numbers printed on the Securities, and any such redemption or purchase shall not be affected by any defect in or omission of such numbers. The Company will promptly notify the Trustee of any change in the CUSIP and/ or ISIN numbers.

2.17    Computation and Payment of Interest.

2.17.1

The Securities shall bear interest, payable in cash, from the date of issue at the rate of 8.00% per annum (based on a 360-day year comprised of twelve 30 day months), payable semi-annually in arrears on May 30 and November 30 in each year to those Holders of record on each Regular Record Date, the first such payment to fall due on May 30, 2010 and the last such payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date of the Securities) to fall due on November 30, 2014, payable after as well as before maturity and after as well as before default, with interest on amounts in Default at the same rate, compounded semi-annually. For certainty, the first interest payment will include interest accrued from and including the date of the Original Issue Date to, but excluding May 30, 2010, which will be equal to $43.11 for each $1,000 principal amount of Securities.

2.17.2

The following provisions shall apply to payment of interest on the Securities, unless the Company elects to pay interest by way of a Share Interest Payment Election as outlined in Section 2.18 below, and except as otherwise specified in a supplemental indenture relating to the Securities:

(a)

As interest becomes due on each fully registered Security (except on conversion or on redemption, as provided for in Article 3, Article 4 or Article 5), the Company, either directly or through the Trustee or any agent of the Trustee, shall send or forward by prepaid ordinary mail, electronic transfer of funds or such other means as may be agreed to by the Trustee, payment of such interest (less any tax required to be withheld therefrom) to the order of the registered holder of such Security appearing on the registers maintained by the Trustee at the close of business on the Regular Record Date prior to the applicable Interest Payment Date and addressed to the holder at the holder’s last address appearing on the register (or, in the case of joint holders, to such address of one of the joint holders), unless such holder otherwise directs. If payment is made by cheque or bank draft, such cheque or bank draft shall be forwarded at least three days prior to each date on which interest becomes due and if payment is made by other means (such as electronic transfer of funds, provided the Trustee must receive confirmation of receipt of funds prior to being able to wire funds to holders), such payment shall be made in a manner whereby the holder receives credit for such payment on the date such interest on such Security becomes due. The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any tax withheld as aforesaid, satisfy and discharge all liability for interest on such Security, unless in the case of payment by cheque, such cheque is not paid at par on presentation. In the event of non-receipt of any cheque for or other payment of interest by the Person to whom it is so sent as aforesaid, the Company will issue to such Person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Company is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Security in the manner provided above, the Company may make payment of such interest or make such interest available for payment in any other manner acceptable to the Trustee with the same effect as though payment had been made in the manner provided above. If payment is made through the Trustee, at least four Business Day prior to each Interest Payment Date, whichever is earlier, the Company shall deliver sufficient funds to the Trustee by electronic transfer or certified cheque or make such other arrangements for the provision of funds as may be agreeable between the Trustee and the Company in order to effect such interest payment hereunder.

(b)

As the interest becomes due on a Global Security, then all payments of interest on the Global Security shall be made by electronic funds transfer or by certified cheque or bank draft made payable to the Depository or its nominee for subsequent payment to Beneficial Debentureholders of the applicable interests in that Global Security, unless the Company and the Depository otherwise agree. None of the Company, the Trustee or any agent of the Trustee for any Security issued as a Global Security will be liable or responsible to any Person for any aspect of the records related to or payments made on account of beneficial interests in any Global Security or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

(c)

Notwithstanding the foregoing, (i) all payments in excess of $25 million (or such other amount as determined from time to time by the Canadian Payments Association or any successor thereto shall be made by the use of the LVTS; and (ii) in the event that payment must be made to the Depository, the Company shall remit payment to the Trustee by LVTS. The Trustee shall have no obligation to disburse funds pursuant to this Section 2.17.2 unless it has received written confirmation satisfactory to it that the funds have been deposited with it in sufficient amount to pay in full all amounts due and payable with respect to such Interest Payment Date. The Trustee shall, if any funds are received by it in the form of uncertified cheques, be entitled to delay the time for release of such funds until such uncertified cheques shall be determined to have cleared the financial institution upon which the same are drawn.

2.18    Share Interest Payment Election.

2.18.1	Provided that the Company is not in default under this Indenture and that all applicable regulatory approvals have been obtained (including any required approval of any stock exchange on which the Securities or Shares are then or to be listed), the Company shall have the right, from time to time, to make a Share Interest Payment Election in respect of any Interest Obligation by delivering a Share Interest Payment Election Notice to the Trustee no later than the earlier of (i) the date required by applicable law or the rules of any stock exchange on which the Securities or Shares are then listed; and (ii) the date that is 15 Business Days prior to the Interest Payment Date to which the Share Interest Payment Election relates.

2.18.2

Upon receipt of a Share Interest Payment Election Notice, the Trustee shall, in accordance with this Section 2.18 and such Share Interest Payment Election Notice, deliver Share Bid Requests to the investment banks, brokers or dealers identified by the Company, in its absolute discretion, in the Share Interest Payment Election Notice. In connection with the Share Interest Payment Election, the Trustee shall have the power to: (i) accept delivery of the Shares from the Company and process the Share Bid Requests in accordance with the Share Interest Payment Election Notice; (ii) receive bids with respect to, and upon acceptance by the Company, facilitate the settlement of sales of, such Shares, each as the Company shall direct in its absolute discretion through the investment banks and registered brokers or dealers identified by the Company in the Share Interest Payment Election Notice; and (iii) invest the proceeds of such sales on the direction of the Company in Government Obligations, provided it is practicable to do so prior to the Interest Payment Date or hold in a trust account with the Trustee at the Trustee’s current prevailing rate, and (iv) use such proceeds, together with any proceeds from the sale of Shares not invested as aforesaid, to pay the Interest Obligation in respect of which the Share Interest Payment Election was made. The Share Interest Payment Election Notice shall direct the Trustee to deliver and receive and the Company shall accept only, and each Share Bid Request shall provide that the acceptance of any bid is conditional on the acceptance of, sufficient bids to result in aggregate proceeds from such issue and sale of Shares which, together with the cash payments by the Company in lieu of fractional Shares, if any, equal the Interest Obligation on the Share Delivery Date.

2.18.3

The Share Interest Payment Election Notice shall provide for, and all bids shall be subject to, the right of the Company, by delivering written notice to the Trustee at least nine business days prior to the consummation of such delivery and sale of the Shares on the Share Delivery Date, to withdraw the Share Interest Payment Election (which shall have the effect of withdrawing each related Share Bid Request), whereupon the Company shall be obliged to pay in cash the Interest Obligation in respect of which the Share Interest Payment Election Notice has been delivered.

2.18.4

Any sale of Shares pursuant to this Section 2.18 may be made to one or more investment banks, brokers or dealers whose bids are solicited, but all such sales with respect to a particular Share Interest Payment Election shall take place concurrently on the Share Delivery Date.

2.18.5

The amount received by a holder of a Security in respect of the Interest Obligation or the entitlement thereto will not be affected by whether or not the Company elects to satisfy the Interest Obligation pursuant to a Share Interest Payment Election.

2.18.6

The Trustee shall inform the Company promptly following receipt of any Share Bid Requests. The Trustee shall accept such Share Bid Requests as the Company, in its absolute discretion, shall direct by Written Direction of the Company, provided that the aggregate proceeds of all sales of Shares resulting from the acceptance of such bids, together with the amount of any cash payment by the Company in lieu of any fractional Shares, on the Share Delivery Date, must be equal to the related Share Interest Payment Election Amount in connection with any bids so accepted, and the Company and the applicable bidders shall, not later than the Share Delivery Date, enter into Share Purchase Agreements and shall comply with all Applicable Securities Legislation and applicable securities laws of the United States, including the securities rules and regulations of any stock exchange on which the Securities or Shares are then listed. The Company shall pay all fees and expenses in connection with the Share Purchase Agreements including the fees and commissions charged by the investment banks, brokers and dealers and the fees of the Trustee.

2.18.7

Provided that: (i) all conditions specified in each Share Purchase Agreement to the closing of all sales thereunder have been satisfied, other than the delivery of the Shares to be sold thereunder against payment of the purchase price thereof; and (ii) the purchasers under each Share Purchase Agreement shall be ready, willing and able to perform thereunder, in each case on the Share Delivery Date, the Company shall, on the Share Delivery Date, deliver to the Trustee the Shares to be sold on such date, an amount in cash equal to the value of any fractional Shares and an Officers’ Certificate to the effect that all conditions precedent to such sales, including those set forth in this Indenture and in each Share Purchase Agreement, have been satisfied. Upon such deliveries, the Trustee shall facilitate the settlement of such sales on such Share Delivery Date by the delivery of the Shares to such purchasers against payment to the Trustee in immediately available funds of the purchase price therefor in an aggregate amount equal to the Share Interest Payment Election Amount, whereupon the sole right of a holder of Securities to receive such holder’s portion of the Share Interest Payment Election Amount will be to receive same from the Trustee out of the proceeds of such sales of Shares plus any amount received by the Trustee from the Company to fully satisfy the Interest Obligation. In the event that the sale proceeds from the Shares should be insufficient to fully satisfy the Interest Obligation, the Company shall forthwith, and in any event at least four Business Days prior to the Interest Payment Date, provide sufficient funds to cover the amount required to fully satisfy the Interest Obligation.

2.18.8

The Trustee shall, on the Share Delivery Date, use the sale proceeds of the Shares (together with any cash received from the Company in lieu of any fractional Shares) to purchase, on the direction of the Company in writing and provided it is practicable to do so prior to the Interest Payment Date, Government Obligations (the “Share Proceeds Investment”) and shall, on such date, deposit the balance, if any, of such sale proceeds in a non-interest bearing account maintained by and subject to the control of the Trustee (the “Interest Account”) for such securities. The Trustee shall hold such Share Proceeds Investment (but not income earned thereon) under its exclusive control in an irrevocable trust for the benefit of the holders of the Securities. At least four Business Days prior to the Interest Payment Date, the Trustee shall deposit amounts from the proceeds of the Share Proceeds Investment in the Interest Account to bring the balance of the Interest Account to the Share Interest Payment Election Amount. On the Interest Payment Date, the Trustee shall pay the funds held in the Interest Account to the holders of record of the Securities on the Regular Record Date (less any withholding tax required to be deducted, if any) and, provided that there is no Event of Default, shall remit amounts, if any, in respect of income earned on the Share Proceeds Investment or otherwise in excess of the Share Interest Payment Election Amount to the Company.

2.18.9

Neither the making of a Share Payment Election nor the consummation of sales of Shares on a Share Delivery Date shall result in the holders of the Securities not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the Interest Obligation payable on such date.

2.19    Record of Payment.

            The Trustee will maintain accounts and records evidencing any payment, by it on behalf of the Company, of principal and any accrued and unpaid interest in respect of Securities, which accounts and records will constitute, in the absence of any manifest error, prima facie evidence of such payment.

2.20    Interest Act (Canada).

            For purposes only of disclosure under the Interest Act (Canada), any rate of interest which is calculated with reference to a period (the “Deemed Interest Period”) that is less than the actual number of days in the calendar year of calculation is, for the purposes of the Interest Act (Canada), equivalent to an annual rate based on a calendar year calculated by multiplying such rate by the actual number of days in the calendar year in which the Deemed Interest Period ends and dividing by the number of days in the Deemed Interest Period.

ARTICLE 3
REDEMPTION AND PURCHASE

3.1      To Redeem; Notice to Trustee

Except as provided for under Section 3.5 the Securities shall not be redeemable. The Company may only redeem the Securities as provided for under Section 3.5 at the Redemption Price on any date fixed for redemption (a “Redemption Date”) by the Company. If a Redemption Date falls after a Regular Record Date and on or before the related Interest Payment Date, then interest on the Securities payable on such Interest Payment Date will instead be payable on such Interest Payment Date to the Holders in whose names the Securities are registered at the close of business on such Regular Record Date.

3.2      Redemption Notice

3.2.1

Subject to Section 3.5, at least 30 days but not more than 60 days before a Redemption Date, the Company shall mail or cause to be mailed a notice of redemption to each Holder of Securities (and to beneficial owners as required by applicable law) and to the Trustee to be redeemed at such Holder’s address as it appears on the Registrar’s books (the “Redemption Notice”).

3.2.2	The Redemption Notice shall identify the Securities (including CUSIP numbers) to be redeemed and shall state:

	(a)	the Redemption Date;

	(b)	the Redemption Price;

	(c)	the then effective Conversion Rate;

	(d)	the name and address of the Trustee;

	(e)	that Securities called for redemption must be presented and surrendered to the Trustee to collect the Redemption Price;

(f)

that Holders who wish to convert Securities must surrender such Securities for conversion no later than the close of business on the Business Day immediately preceding the Redemption Date and must satisfy the other requirements set forth in Article 4;

	(g)	confirmation that the Current Market Price is at least 135% of the Conversion Price if the Company chooses to redeem the Securities pursuant to Section 3.5.1;

(h)	that, unless the Company has failed to make the payment of such Redemption Price which is due and payable, interest will cease to accrue on and after the Redemption Date;

(i)	a description of the procedures which a Holder must follow if it chooses to exercise its right to not have its Securities redeemed pursuant to Section 3.5.3; and

(j)

that Holders will be entitled to withdraw their election pursuant to Section 3.5.5 to not have Securities redeemed if the Company (if acting as its own Paying Agent), or the Trustee, receives, not later than the close of business on the Business Day immediately preceding the Redemption Date, a letter or facsimile transmission (receipt of which is confirmed and promptly followed by a letter) setting forth the name of the Holder, and a statement that such Holder is withdrawing its election to not have a specified principal amount of Securities redeemed, the certificate numbers of such Securities being withdrawn, if applicable, and the principal amount, if any, of the Securities that remain subject to the Notice of Election.

3.2.3

If any of the Securities to be redeemed is in the form of a Global Security, then the Company shall modify the Redemption Notice to the extent necessary to accord with the procedures of the Depository applicable to redemptions. At the Company’s written request, which request shall (1) be irrevocable once given and (2) set forth all relevant information required by clauses (a) through (j) of Section 3.2.2, the Trustee shall give the Redemption Notice to each Holder in the Company’s name and at the Company’s expense; provided, however, that in all cases, the text of such Redemption Notice shall be prepared by the Company; and provided further that the Company must make such request at least five Business Days prior to the date by which such Redemption Notice must be given to the Holders in accordance with this Section 3.2.

3.3      Effect of a Redemption Notice.

            Once a Redemption Notice is mailed, Securities called for redemption become due and payable on the Redemption Date and at the Redemption Price stated in the notice, except for (i) Securities that are converted on a Conversion Date prior to the Redemption Date in accordance with the provisions of Article 4 and (ii) Securities for which a Holder has elected not to have its Securities redeemed pursuant to Section 3.5.2. On or after the Redemption Date and upon presentation and surrender to the Trustee, Securities called for redemption shall be paid in cash at the Redemption Price.

3.4      Deposit of Redemption Price.

3.4.1

Prior to 11:00 a.m., Toronto time, on the Business Day immediately preceding the Redemption Date, the Company shall deposit with the Trustee (or, if the Company acts as Paying Agent, shall segregate and hold in trust) an amount of money in immediately available funds sufficient to pay the Redemption Price payable upon redemption on all Securities to be redeemed on that date, other than Securities or portions thereof called for redemption on that date which have been delivered by the Company to the Trustee for cancellation or have been converted. The Trustee shall as promptly as practicable return to the Company any funds not required for that purpose or, if such funds are then held by the Company in trust and are not required for such purpose, they shall be discharged from the trust.

3.4.2

If the Trustee holds, in accordance with the terms hereof, money sufficient to pay the Redemption Price of any Security for which a Redemption Notice has been tendered and not withdrawn in accordance with this Indenture then, on the Redemption Date, such Security will cease to be outstanding, whether or not the Security is delivered to the Trustee, and the rights of the Holder in respect thereof shall terminate (other than the right to receive the Redemption Price as aforesaid).

3.5      Redemption

3.5.1

The Company may, at its option, at any time on or after November 30, 2012, redeem the Securities, in whole or in part, at the Redemption Price, provided the Current Market Price at the date of the Redemption Notice is at least 135% of the Conversion Price.

3.5.2

The Company may at any time, at its option, redeem the Securities, in whole but not in part, at the Redemption Price, if the Company has become or would become obligated to pay to any of the Holders Additional Amounts (which are more than a de minimus amount, as determined by the Company, acting reasonably) as a result of any amendment or change occurring after the date hereof in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change occurring after the date hereof in the interpretation or application of any such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided the Company cannot avoid these obligations by taking reasonable measures available to it and that it delivers to the Trustee an Opinion of Counsel specializing in taxation and an Officers’ Certificate attesting to such change and obligation to pay Additional Amounts. The Company will not and will not cause any Paying Agent or the Trustee to deduct from such Redemption Price any amounts on account of, or in respect of, any Canadian Taxes (except in respect of certain Excluded Holders and other than Excluded Taxes). In such event, the Company will give the Trustee and the Holders of the Securities notice of this redemption in accordance with the notice requirements set forth in Section 3.2, except that (i) the Company will not give a Redemption Notice earlier than 60 days prior to the earliest date on or from which it would be obligated to pay any such Additional Amounts, and (ii) at the time the Company gives the notice, the circumstances creating its obligation to pay such Additional Amounts remain in effect.

3.5.3

Upon receiving such Redemption Notice under Section 3.2.2, each Holder who does not wish to have the Company redeem its Securities can elect to (i) convert its Securities pursuant to Article 4 or (ii) in respect of Section 3.5.2 not have its Securities redeemed, provided that no Additional Amounts will be payable by the Company on any payment of interest or principal with respect to the Securities after such Redemption Date and all future payments will be subject to the deduction or withholding of any Canadian Taxes required to be deducted or withheld.

3.5.4

Where no such election is made, the Holder will have its Securities redeemed without any further action. If a Holder does not elect to convert its Securities pursuant to Article 4 but wishes to elect to not have its Securities redeemed pursuant to clause (ii) of Section 3.5.3, such Holder must deliver to the Company (if the Company is acting as its own Paying Agent), or the Trustee, a written Notice of Election upon Tax Redemption (the “Notice of Election”) as set out in Schedule 3, on the back of the Securities, or any other form of written notice substantially similar to the Notice of Election, in each case, duly completed and signed, so as to be received by the Trustee no later than the close of business on a Business Day at least five Business Days prior to the Redemption Date.

3.5.5

A Holder may withdraw any Notice of Election by delivering to the Company (if the Company is acting as its own Paying Agent), or the Trustee designated by the Company in the Redemption Notice, a written notice of withdrawal two Business Days immediately preceding the Redemption Date.

3.6      Cancellation of Securities Redeemed.

            The Company shall surrender any Security redeemed or purchased by the Company pursuant to this Article 3 to the Trustee for cancellation. Any Securities surrendered to the Trustee for cancellation may not be reissued or resold by the Company and will be cancelled promptly in accordance with Section 2.14.

3.7      Purchase of Securities by the Company.

           The Company may repurchase for cancellation, to the extent permitted by applicable law, Securities in open market or by tender at any price or by private agreement. All Securities so purchased shall be delivered to the Trustee and shall be cancelled and no Securities shall be issued in substitution therefor.

ARTICLE 4
CONVERSION

4.1      Conversion Right and Conversion Rate.

4.1.1

Upon compliance with the provisions of this Article 4, at the option of the Holder thereof, any Security or portion thereof that is an integral multiple of $1,000 principal amount may be converted into fully paid and non-assessable Shares (calculated as to each conversion to the nearest 1/10,000th of a share) at any time prior to the close of business on the Business Day immediately preceding the Final Maturity Date, unless previously redeemed by the Company or purchased by the Company at the Holder’s option pursuant to a Change of Control Purchase Offer, at the Conversion Rate in effect at such time, determined as hereinafter provided, and subject to the adjustments described below.

4.1.2

The conversion rights pursuant to this Article 4 shall commence on the initial issuance date of the Securities and expire at the close of business on the Business Day immediately preceding the Final Maturity Date, subject, in the case of conversion of any Global Security, to any Applicable Procedures. If a Security is called for redemption or submitted or presented for purchase pursuant to Article 3 or Article 5, such conversion right shall terminate at the close of business on the Business Day immediately preceding the Redemption Date or Change of Control Purchase Date for such Security (unless the Company shall fail to make the Redemption Price payment when due in accordance with Article 3 or a Change of Control Purchase Price payment when due in accordance with Article 5, in which case the conversion right shall terminate at the close of business on the date such failure is cured and such Security is redeemed or purchased, as the case may be). Securities in respect of which a Change of Control Purchase Notice has been delivered may not be surrendered for conversion pursuant to this Article 4 prior to a valid withdrawal of such Change of Control Purchase Notice in accordance with the provisions of Article 5.

4.1.3	Provisions of this Indenture that apply to conversion of all of a Security also apply to conversion of a portion of a Security.

4.1.4

A Holder of Securities is not entitled to any rights of a holder of Shares until such Holder has converted its Securities into Shares, and only to the extent such Securities are deemed to have been converted into Shares pursuant to this Article 4.

4.1.5	The Conversion Rate shall be adjusted in certain instances as provided in this Article 4 and in Article 5.

4.2      Conversion Procedure.

4.2.1

To convert a Security, a Holder must (i) complete and manually sign the conversion notice on the back of the Security and deliver such notice to the Conversion Agent, (ii) surrender the certificates representing the Security (if any) to the Trustee, (iii) furnish appropriate endorsements and transfer documents if required by the Trustee, and (iv) if required, pay all transfer and similar taxes. The date on which the Holder satisfies all of those requirements is the “Conversion Date”. Upon the conversion of a Security, the Company will pay the cash and deliver the Shares, as applicable, as promptly as practicable after the later of the Conversion Date and the date that all calculations necessary to make such payment and delivery have been made, but in no event later than five Business Days after the later of those dates. Anything herein to the contrary notwithstanding, in the case of Global Securities, conversion notices may be delivered and such Securities may be surrendered for conversion in accordance with the Applicable Procedures.

4.2.2

The person in whose name the Shares are issuable upon conversion shall be deemed to be a holder of record of such Shares on the Conversion Date; provided, however, that no surrender of a Security on any Conversion Date when the stock transfer books of the Company shall be closed shall be effective to constitute the person or persons entitled to receive the Shares upon conversion as the record holder or holders of such Shares on such date, but such surrender shall be effective to constitute the person or persons entitled to receive such Shares as the record holder or holders thereof for all purposes at the close of business on the next succeeding day on which such stock transfer books are open; provided further that such conversion shall be at the Conversion Rate in effect on the Conversion Date as if the stock transfer books of the Company had not been closed. Upon conversion of a Security, such person shall no longer be a Holder of such Security. Except as set forth in this Indenture, no payment or adjustment will be made for dividends or distributions declared or made on Shares issued upon conversion of a Security prior to the issuance of such Shares.

In the event that a Holder exercises its right to convert the Securities held by such Holder in accordance with this Article 4, following the issuance by the Company of a Notice of Redemption such Holder will be entitled, in addition to the applicable number of Shares, to receive accrued and unpaid interest, if any, for the period from the last Interest Payment Date to the Conversion Date. Except as otherwise provided in this Section 4.2, no payment or adjustment will be made for accrued interest on a converted Security. Instead, accrued interest will be deemed paid by the Shares received by the Holder on conversion. Delivery to the Holder of the full number of Shares into which the Security is convertible, together with any cash payment of such Holder’s fractional Shares, will thus be deemed:

(a) to satisfy the Company’s obligation to pay the principal amount of a Security; and

(b) to satisfy the Company’s obligation to pay accrued and unpaid interest.

Therefore, accrued interest is deemed paid in full rather than cancelled, extinguished or forfeited.

4.2.3

Nothing in this Section shall affect the right of a Holder in whose name any Security is registered at the close of business on a Regular Record Date to receive the interest payable on such Security on the related Interest Payment Date in accordance with the terms of this Indenture and the Securities.

4.2.4	In the case of any Security which is converted in part only, upon such conversion the Company shall execute and the Trustee shall authenticate and deliver to the Holder thereof, without service charge, a new Security or Securities of authorized denominations in an aggregate principal amount equal to the, and in exchange for, unconverted portion of the principal amount of such Security. A Security may be converted in part, but only if the principal amount of such part is an integral multiple of $1,000 and the principal amount of such Security to remain outstanding after such conversion is equal to $1,000 or any integral multiple of $1,000 in excess thereof.

4.3      Fractional Shares.

            The Company will not issue fractional Shares upon conversion of Securities. If more than one Security shall be surrendered for conversion at one time by the same Holder, the number of full Shares that shall be issuable upon conversion shall be computed on the basis of the aggregate principal amount of the Securities (or specified portions thereof to the extent permitted hereby) so surrendered. In lieu of any fractional Shares, the Company will pay an amount in cash equal to the applicable fraction multiplied by the Current Market Price, and will only pay such amount if the amount is in excess of $20.00.

4.4      Company to Provide Shares.

4.4.1

The Company shall, prior to issuance of any Securities hereunder, and from time to time as may be necessary, reserve, out of its authorized but unissued Shares, a sufficient number of Shares to permit the conversion of all outstanding Securities into Shares including any additional Shares issued as a result of adjustment provisions herein.

4.4.2

All Shares delivered upon conversion of the Securities including any additional Shares issued as a result of adjustment provisions herein shall be newly issued shares, shall be duly authorized, validly issued, fully paid and non-assessable and shall be free from pre-emptive or similar rights and free of any lien or adverse claim as the result of any action by the Company and shall be freely tradable and listed and posted for trading on the Exchanges.

4.4.3	The Company will endeavour promptly to comply with all Canadian federal and provincial and United States securities laws regulating the offer and delivery of Shares upon conversion of Securities.

4.5      Adjustment of Conversion Rate.

4.5.1	The Conversion Rate shall be adjusted from time to time by the Company as follows:

(a)

If the Company shall pay a dividend or make a distribution to all holders of outstanding Shares in Shares, the Conversion Rate in effect immediately preceding the record date for the determination of shareholders entitled to receive such dividend or other distribution shall be increased so that the same shall equal the rate determined by multiplying the Conversion Rate in effect immediately preceding such record date by a fraction of which the numerator shall be the sum of the number of Shares outstanding at the close of business on such record date plus the total number of Shares constituting such dividend or other distribution and of which the denominator shall be the number of Shares outstanding at the close of business on such record date. Such adjustment shall be made successively whenever any such dividend or distribution is made and shall become effective immediately after such record date. For the purpose of this Section 4.5.1(a), the number of Shares at any time outstanding shall not include Shares held in the treasury of the Company. The Company will not pay any dividend or make any distribution on Shares held in the treasury of the Company. If any dividend or distribution of the type described in this clause is declared but not so paid or made, the Conversion Rate shall again be adjusted to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

(b)

If the Company shall subdivide its outstanding Shares into a greater number of Shares, or combine its outstanding Shares into a smaller number of Shares, the Conversion Rate in effect immediately preceding the day upon which such subdivision or combination becomes effective shall be, in the case of a subdivision of Shares, proportionately increased and, in the case of a combination of Shares, proportionately reduced. Such adjustment shall be made successively whenever any such subdivision or combination of the Shares occurs and shall become effective immediately after the date upon which such subdivision or combination becomes effective.

(c)

If the Company shall issue rights or warrants to all holders of its outstanding Shares entitling them (for a period expiring within 45 days after such issuance) to subscribe for or purchase Shares (or securities convertible into Shares) at a price per Share (or having a conversion price per Share) less than the Current Market Price per Share on the record date for the determination of shareholders entitled to receive such rights or warrants, the Conversion Rate in effect immediately prior thereto shall be adjusted so that the same shall equal the rate determined by multiplying the Conversion Rate in effect immediately preceding such record date by a fraction of which the numerator shall be the number of Shares outstanding at the close of business on such record date plus the number of additional Shares offered (or into which the convertible securities so offered are convertible) and of which the denominator shall be the number of Shares outstanding at the close of business on such record date plus the number of Shares which the aggregate offering price of the total number of Shares so offered for subscription or purchase (or the aggregate conversion price of the convertible securities so offered for subscription or purchase, which shall be determined by multiplying the number of Shares issuable upon conversion of such convertible securities by the conversion price per Share pursuant to the terms of such convertible securities) would purchase at the Current Market Price per Share on such record date. Such adjustment shall be made successively whenever any such rights or warrants are issued, and shall become effective immediately after such record date. To the extent that Shares (or securities convertible into Shares) are not delivered after the expiration of such rights or warrants, the Conversion Rate shall be readjusted to the Conversion Rate that would then be in effect had the adjustments made upon the issuance of such rights or warrants been made on the basis of delivery of only the number of Shares actually delivered. If such rights or warrants are not so issued, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if the record date for the determination of shareholders entitled to receive such rights or warrants had not been fixed. In determining whether any rights or warrants entitle the shareholders to subscribe for or purchase Shares at a price less than the Current Market Price per Share and in determining the aggregate offering price of the total number of Shares so offered, there shall be taken into account any consideration received by the Company for such rights or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Board of Directors acting reasonably and equitably.

(d)

If the Company shall make a distribution to all holders of Shares of shares in the capital of the Company (other than Shares) or evidences of indebtedness or other assets of the Company, including securities (but excluding (x) any issuance of rights or warrants for which any adjustment was made pursuant to Section 4.5.1(c), and (y) any dividend or distribution paid exclusively in cash for which an adjustment was made pursuant to

Section 4.5.1(f)) (the “Distributed Securities”), then in each such case (unless the Company distributes such Distributed Securities to the Holders of Securities on such dividend or distribution date (as if each Holder had converted such Security into Shares, immediately preceding the record date with respect to such distribution)) the Conversion Rate in effect immediately preceding the record date fixed for the determination of shareholders entitled to receive such dividend or distribution shall be adjusted so that the same shall equal the rate determined by multiplying the Conversion Rate in effect immediately preceding such record date by a fraction of which the numerator shall be the Current Market Price per Share on such record date and of which the denominator shall be the Current Market Price per Share on such record date less the fair market value (as determined by the Board of Directors acting reasonably and equitably, whose determination shall be conclusive evidence of such fair market value and which shall be evidenced by an Officers’ Certificate delivered to the Trustee) on such record date of the portion of the Distributed Securities so distributed applicable to one Share (determined on the basis of the number of Shares outstanding at the close of business on such record date). Such adjustment shall be made successively whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution. In the event that such dividend or distribution is not so paid or made, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

If the then fair market value (as so determined) of the portion of the Distributed Securities so distributed applicable to one Share is equal to or greater than the Current Market Price per Share on such record date, in lieu of the foregoing adjustment, adequate provision shall be made so that each Holder of a Security shall have the right to receive upon conversion the amount of Distributed Securities so distributed that such Holder would have received had such Holder converted each Security on such record date; provided, however, that if, prior to the date that is five years plus one day from the last Original Issue Date, Holders would otherwise be entitled to receive, upon conversion of the Securities, any Ineligible Consideration, such Holders shall not be entitled to receive such Ineligible Consideration but the Company shall have the right (at the sole option of the Company) to deliver either such Ineligible Consideration or “prescribed securities” for the purposes of former clause 212(1)(b)(vii)(E) of the Tax Act (or any successor provision) with a market value equal to the market value of such Ineligible Consideration. If the Board of Directors determines the fair market value of any distribution for purposes of this Section 4.5.1(d) by reference to the actual or when issued trading market for any securities, it must in doing so consider the prices in such market over the same period used in computing the Current Market Price of the Shares.

Notwithstanding the foregoing, if the securities distributed by the Company to all holders of its Shares consist of Capital Stock of, or similar equity interests in, a Subsidiary or other business unit of the Company (the “Spinoff Securities”), the Conversion Rate shall be adjusted, unless the Company makes an equivalent distribution to the Holders of Securities, so that the same shall be equal to the rate determined by multiplying the Conversion Rate in effect on the record date fixed for the determination of shareholders entitled to receive such distribution by a fraction, the numerator of which shall be the sum of (A) the weighted average trading price of one Share over the 20 consecutive Trading Day period (the “Spinoff Valuation Period”) commencing on and including the fifth Trading Day after the date on which ex-dividend trading commences for such distribution on the TSX or such other national or regional exchange or market on which the Shares are then listed or quoted and (B) the product of (i) the weighted average trading price (calculated in substantially the same way as the Current Market Price is calculated for the Shares) over the Spinoff Valuation Period of the Spinoff Securities or, if no such prices are available, the fair market value of the Spinoff Securities as determined by the Board of Directors acting reasonably and equitably (which determination shall be conclusive and shall be evidenced by an Officers’ Certificate delivered to the Trustee) multiplied by (ii) the number of Spinoff Securities distributed in respect of one Share and the denominator of which shall be the weighted average trading price of one Share over the Spinoff Valuation Period, such adjustment to become effective immediately preceding the opening of business on the 25th Trading Day after the date on which ex-dividend trading commences; provided, however, that the Company may in lieu of the foregoing adjustment elect to make adequate provision so that each Holder of Securities shall have the right to receive upon conversion thereof the amount of such Spinoff Securities that such Holder of Securities would have received if such Securities had been converted on the record date with respect to such distribution; provided, however, that if, prior to the date that is five years plus one day from the last Original Issue Date, Holders would otherwise be entitled to receive, upon conversion of the Securities, any Ineligible Consideration, such Holders shall not be entitled to receive such Ineligible Consideration but the Company shall have the right (at the sole option of the Company) to deliver either such Ineligible Consideration or “prescribed securities” for the purposes of former clause 212(1)(b)(vii)(E) of the Tax Act (or any successor provision) with a market value equal to the market value of such Ineligible Consideration.

(e)

With respect to any rights or warrants (the “Rights”) that may be issued or distributed pursuant to any current or future rights plan of the Company (each a “Rights Plan”), in lieu of any adjustment required by any other provision of this Section 4.5 upon conversion of the Securities into Shares, to the extent that such Rights Plan is in effect upon such conversion, the Holders of Securities will receive, as a result of becoming a holder of Shares and not as additional consideration for the conversion of the Securities, with respect to the Shares issued upon conversion, the Rights described therein (whether or not the Rights have separated from the Shares at the time of conversion), subject to the limitations set forth in and in accordance with any such Rights Plan; provided that if, at the time of conversion, however, the Rights have separated from the Shares in accordance with the provisions of the Rights Plan so that Holders would not be entitled to receive any rights in respect of the Shares issuable upon conversion of the Securities as a result of the timing of the Conversion Date, the Conversion Rate will be adjusted as if the Company distributed to all holders of Shares Distributed Securities as provided in the first paragraph of Section 4.5.1(d), subject to appropriate readjustment in the event of the expiration, termination, repurchase or redemption of the Rights. Any distribution of rights or warrants pursuant to a Rights Plan complying with the requirements set forth in the immediately preceding sentence of this paragraph shall not constitute a distribution of rights or warrants pursuant to this Section 4.5.1. Other than as specified in this Section 4.5.1(e), there will not be any adjustment to the Conversion Rate as the result of the issuance of any Rights, the distribution of separate certificates representing such Rights, the exercise or redemption of such Rights in accordance with any Rights Plan or the termination or invalidation of any Rights.

(f)

If the Company shall, by dividend or otherwise, at any time distribute (a “Triggering Distribution”) to all holders of its Shares a payment consisting exclusively of cash (excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary) the Conversion Rate shall be adjusted so that the same shall equal the rate determined by multiplying such Conversion Rate in effect immediately preceding the close of business on the record date for such Triggering Distribution (a “Determination Date”) by a fraction of which the numerator shall be the Current Market Price per Share on the Determination Date and the denominator of which shall be the Current Market Price per Share on the Determination Date less the amount of such cash dividend or distribution applicable to one Share (determined on the basis of the number of Shares outstanding at the close of business on the Determination Date), such increase to become effective immediately preceding the opening of business on the day following the date on which the Triggering Distribution is paid. If the amount of cash dividend or distribution applicable to one Share is equal to or greater than the Current Market Price per Share on the Determination Date, in lieu of the foregoing adjustment, adequate provision shall be made so that each Holder of a Security shall have the right to receive upon conversion the amount of cash so distributed that such Holder would have received had such Holder converted each Security on such Determination Date; provided, however, that if, prior to the date that is five years plus one day from the last Original Issue Date, Holders would otherwise be entitled to receive, upon conversion of the Securities, any amount of cash pursuant to this Section 4.5.1(f), such Holders shall not be entitled to receive such amount of cash but the Company shall have the right (at the sole option of the Company) to deliver either such amount of cash or “prescribed securities” for the purposes of former clause 212(1)(b)(vii)(E) of the Tax Act (or any successor provision) with a market value equal to the amount of cash to which the Holders would otherwise have been entitled. In the event that such dividend or distribution is not so paid or made, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such divided or distribution had not been declared.

(g)

If any tender offer made by the Company or any of its Subsidiaries for all or any portion of Shares shall expire, then, if the tender offer shall require the payment to shareholders of consideration per Share having a fair market value (determined as provided below) that exceeds the Current Market Price per Share on the last date (the “Expiration Date”) tenders could have been made pursuant to such tender offer (as it may be amended) (the last time at which such tenders could have been made on the Expiration Date is hereinafter sometimes called the “Expiration Time”), the Conversion Rate shall be adjusted so that the same shall equal the rate determined by multiplying the Conversion Rate in effect immediately preceding the close of business on the Expiration Date by a fraction of which (i) the numerator shall be the sum of (A) the fair market value of the aggregate consideration (the fair market value as determined by the Board of Directors acting reasonably and equitably, whose determination shall be conclusive evidence of such fair market value and which shall be evidenced by an Officers’ Certificate delivered to the Trustee) payable to shareholders based on the acceptance (up to any maximum specified in the terms of the tender offer) of all Shares validly tendered and not withdrawn as of the Expiration Time (the Shares deemed so accepted, up to any such maximum, being referred to as the “Purchased Shares”) and (B) the product of the number of Shares outstanding (less any Purchased Shares and excluding any Shares held in the treasury of the Company) at the Expiration Time and the Current Market Price per Share on the Expiration Date and (ii) the denominator of which shall be the product of the number of Shares outstanding (including Purchased Shares but excluding any Shares held in the treasury of the Company) at the Expiration Time multiplied by the Current Market Price per Share on the Expiration Date, such increase to become effective immediately preceding the opening of business on the day following the Expiration Date. In the event that the Company is obligated to purchase Shares pursuant to any such tender offer, but the Company is permanently prevented by applicable law from effecting any or all such purchases or any or all such purchases are rescinded, the Conversion Rate shall again be adjusted to be the Conversion Rate which would have been in effect based upon the number of Shares actually purchased, if any. If the application of this Section 4.5.1(g) to any tender offer would result in a decrease in the Conversion Rate, no adjustment shall be made for such tender offer under this Section 4.5.1(g).

(h)

For purposes of this Section 4.5, the term “tender offer” shall mean and include tender offers, take-over bids and exchange offers, all references to “purchases” of Shares in tender offers (and all similar references) shall mean and include the purchase of Shares in tender offers and the acquisition of Shares pursuant to take-over bids or exchange offers, and all references to “tendered Shares” (and all similar references) shall mean and include Shares tendered in both tender offers, take-over bids and exchange offers.

4.5.2

In any case in which this Section 4.5 shall require that an adjustment be made following a record date, a Determination Date or Expiration Date, as the case may be, established for the purposes specified in this Section 4.5, the Company may elect to defer (but only until five Business Days following the filing by the Company with the Trustee of the certificate described in Section 4.7) issuing to the Holder of any Security converted after such record date, Determination Date or Expiration Date the Shares and other Capital Stock of the Company issuable upon such conversion over and above the Shares and other Capital Stock of the Company (or other cash, property or securities, as applicable) issuable upon such conversion only on the basis of the Conversion Rate prior to adjustment; and, in lieu of any cash, property or securities the issuance of which is so deferred, the Company shall issue or cause its transfer agents to issue due bills or other appropriate evidence prepared by the Company of the right to receive such cash, property or securities; provided, however, that if, prior to the date that is five years plus one day from the last Original Issue Date, Holders would otherwise be entitled to receive, upon conversion of the Securities, any Ineligible Consideration, such Holders shall not be entitled to receive such Ineligible Consideration but the Company shall have the right (at the sole option of the Company) to deliver either such Ineligible Consideration or “prescribed securities” for the purposes of former clause 212(1)(b)(vii)(E) of the Tax Act (or any successor provision) with a market value equal to the market value of such Ineligible Consideration. If any distribution in respect of which an adjustment to the Conversion Rate is required to be made as of the record date, Determination Date or Expiration Date therefor is not thereafter made or paid by the Company for any reason, the Conversion Rate shall be readjusted to the Conversion Rate which would then be in effect if such record date had not been fixed or such record date, Determination Date or Expiration Date had not occurred.

4.5.3

For purposes of this Section 4.5, “record date” shall mean, with respect to any dividend, distribution or other transaction or event in which the holders of Shares have the right to receive any cash, securities or other property or in which the Shares (or other applicable security) are exchanged or converted into any combination of cash, securities or other property, the date fixed for determination of shareholders entitled to receive such cash, security or other property (whether or not such date is fixed by the Board of Directors or by statute, contract or otherwise).

4.5.4

If one or more event occurs requiring an adjustment be made to the Conversion Rate for a particular period, adjustments to the Conversion Rate shall be determined by the Company’s Board of Directors acting reasonably and equitably to reflect the combined impact of such Conversion Rate adjustment events, as set out in this Section 4.5, during such period.

4.6      No Adjustment.

4.6.1

No adjustment in the Conversion Rate shall be required if Holders may participate in the transactions set forth in Section 4.5 above (to the same extent as if the Securities had been converted into Shares immediately preceding such transactions) without converting the Securities held by such Holders, subject to regulatory approval.

4.6.2

No adjustment in the Conversion Rate shall be required unless such adjustment would require an increase or decrease of at least 1 % in the Conversion Rate as last adjusted; provided, however, that any adjustments which would be required to be made but for this Section 4.6.2 shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Article 4 shall be made to the nearest cent or to the nearest one-ten thousandth of a share, as the case may be, with one half cent and 0.00005 of a share, respectively, being rounded upward.

4.6.3

No adjustment in the Conversion Rate shall be required for issuances of Shares pursuant to a Company plan for reinvestment of dividends or interest or for a change in the par value or a change to no par value of the Shares.

4.7      Notice of Adjustment.

            Whenever the Conversion Rate or conversion privilege is required to be adjusted pursuant to this Indenture, the Company shall first promptly provide the Exchanges on which the Securities are then listed written notice of the adjustment. The Company shall then also promptly mail to Holders a notice of the adjustment and file with the Trustee an Officers’ Certificate briefly stating the facts requiring the adjustment and the manner of computing it. Failure to provide or mail any such notices or any defect therein shall not affect the validity of any such adjustment. Unless and until the Trustee shall receive an Officers’ Certificate setting forth an adjustment of the Conversion Rate, the Trustee may assume without inquiry that the Conversion Rate has not been adjusted and that the last Conversion Rate of which it has knowledge remains in effect.

4.8      Notice of Certain Transactions.

            In the event that there is a dissolution or liquidation of the Company, the Company shall mail to Holders and file with the Trustee a notice stating the proposed effective date. The Company shall mail such notice at least 20 days before such proposed effective date. Failure to mail such notice or any defect therein shall not affect the validity of any transaction referred to in this Section 4.8.

4.9      Effect of Reclassification, Consolidation, Amalgamation, Merger or Sale on Conversion Privilege.

4.9.1	If any of the following shall occur, namely:

(a)

any reclassification, recapitalization or other change of Shares issuable upon conversion of the Securities (other than as a result of a subdivision or combination or any other transaction or event for which an adjustment is provided in Section 4.5);

(b)

any statutory share exchange, consolidation, amalgamation, arrangement, merger or other combination to which the Company is a party other than a merger which does not result in any reclassification of, or a change (other than as a result of a subdivision or combination) in outstanding Shares; or

(c)

any sale or conveyance of all or substantially all the property and assets of the Company, directly or indirectly, to any person (other than a directly or indirectly wholly-owned Subsidiary of the Company), then the Company and any such successor, purchasing or transferee corporation, as the case may be, shall, as a condition precedent to such reclassification, recapitalization, change, combination, statutory share exchange, consolidation, amalgamation, arrangement, merger, sale or conveyance, execute and deliver to the Trustee a supplemental indenture to this Indenture providing that the Securities shall be convertible into the kind and amount of shares of stock and other securities and property (including cash) receivable upon such reclassification; recapitalization, change, combination, statutory share exchange, consolidation, merger, amalgamation, arrangement, sale or conveyance by a holder of the number of Shares deliverable upon conversion of such Security immediately preceding such reclassification, recapitalization, change, combination, statutory share exchange, consolidation, merger, amalgamation, arrangement, sale or conveyance (assuming such holder of Shares did not exercise any right of election as to the kind or amount of stock, other securities or other property or assets, including cash, receivable upon such transaction, and provided that if the kind or amount of stock, other securities or other property or assets receivable upon such transaction is not the same for each Share in respect of which such rights of election shall not have been exercised, then the kind and amount shall be deemed to be the kind and amount receivable per Share by a plurality of the non-electing shares); provided, however, that if, prior to the date that is five years plus one day from the last Original Issue Date, Holders would otherwise be entitled to receive, upon conversion of the Securities, any Ineligible Consideration, such Holders shall not be entitled to receive such Ineligible Consideration but the Company or the successor or acquiror, as the case may be, shall have the right (at the sole option of the Company or the successor or acquiror, as the case may be) to deliver either such Ineligible Consideration or “prescribed securities” for the purposes of former clause 212(1)(b)(vii)(E) of the Tax Act (or any successor provision) with a market value equal to the market value of such Ineligible Consideration. The Company shall give notice to the Holders at least 30 days prior to the effective date of such transaction in writing and by a press release on a national newswire stating the consideration into which the Securities will be convertible after the effective date of such transaction. After such notice, the Company or the successor or acquiror, as the case may be, may not change the consideration to be delivered upon conversion of the Security except in accordance with this Article 4. Such supplemental indenture shall provide for adjustments of the Conversion Rate and other appropriate numerical thresholds which shall be as nearly equivalent as may be practicable to the adjustments of the Conversion Rate provided for in this Article 4. If, in the case of any such consolidation, merger, amalgamation, arrangement, combination, statutory share exchange, sale or conveyance, the stock or other securities and property (including cash) receivable thereupon by a holder of Shares include Shares or other securities and property of a person other than the successor, purchasing or transferee corporation, as the case may be, in such consolidation, merger, amalgamation, arrangement, combination, statutory share exchange, sale or conveyance, then such supplemental indenture shall also be executed by such other person and shall contain such additional provisions to protect the interests of the Holders of the Securities as the Board of Directors acting reasonably and equitably shall consider necessary by reason of the foregoing. The provisions of this Section 4.9 shall similarly apply to successive reclassifications, changes, combinations, consolidations, mergers, amalgamations, arrangements, sales or conveyances. If this Section 4.9.1 applies to any event or occurrence, Section 4.5 shall not apply.

4.9.2	In the event the Company shall execute a supplemental indenture pursuant to this Section 4.9, the Company shall promptly file with the Trustee;

(a)

an Officers’ Certificate briefly stating the reasons therefor, the kind or amount of shares of stock or other securities or property (including cash) receivable by Holders of the Securities upon the conversion of their Securities after any such reclassification, recapitalization, change, combination, consolidation, merger, amalgamation, arrangement, sale or conveyance, any adjustment to be made with respect thereto and that all conditions precedent have been complied with; and

(b)

an Opinion of Counsel that all conditions precedent thereto and hereunder have been complied with, and shall promptly mail notice thereof to all Holders. Failure to mail such notice or any defect therein shall not affect the validity of such transaction and such supplemental indenture.

4.10    Trustee’s Disclaimer.

4.10.1

The Trustee shall have no duty to determine when an adjustment under this Article 4 should be made, how it should be made or what such adjustment should be, but may accept as conclusive evidence of that fact or the correctness of any such adjustment, and shall be protected in acting and relying upon, an Officers’ Certificate and Opinion of Counsel, including the Officers’ Certificate with respect thereto which the Company is obligated to file with the Trustee pursuant to Section 4.7. The Trustee makes no representation as to the validity or value of any securities or assets issued upon conversion of Securities, and the Trustee shall not be responsible for the Company’s failure to comply with any provisions of this Article 4.

4.10.2

The Trustee shall not be under any responsibility to determine the correctness of any provisions contained in any supplemental indenture executed pursuant to Section 4.9, but may accept as conclusive evidence of the correctness thereof, and shall be fully protected in relying upon, the Officers’ Certificate and Opinion of Counsel, with respect thereto which the Company is obligated to file with the Trustee pursuant to Section 4.9.

4.11    Voluntary Increase.

            The Company from time to time may increase the Conversion Rate, to the extent permitted by law, if the Board of Directors determines that such increase would be in the best interests of the Company, by any amount for any period of time if the period is at least 20 days. The increase is irrevocable during such period and the Company will give at least 15 days notice of such increase to the Trustee and Holders.

ARTICLE 5
CHANGE OF CONTROL

5.1      Change of Control.

5.1.1

If a Change of Control occurs prior to the Final Maturity Date, the Company shall offer (the “Change of Control Purchase Offer”) to purchase all of the outstanding Securities at the Change of Control Purchase Price on the date that is 30 Business Days after the date of the Change of Control Company Notice pursuant to Section 5.1.2 (the “Change of Control Purchase Date”) and subject to the terms herein the Company shall become obligated to purchase all or any part as specified by a Holder.

5.1.2	On or before the 30th day after the Company knows of the occurrence of a Change of Control, the Company shall mail a written notice of the Change of Control setting out the terms of the Change of Control Purchase Offer to the Trustee and to each Holder (and to beneficial owners as required by applicable law) (the “Change of Control Company Notice”). The Change of Control Company Notice shall include the form of a Change of Control Purchase Notice to be completed by the Holder and shall state:

(a)	the events causing such Change of Control;

(b)	the date of such Change of Control;

(c)	the last date by which the Change of Control Purchase Notice must be delivered to accept the Change of Control Purchase Offer pursuant to this Section 5.1;

(d)	the Change of Control Purchase Date;

(e)	the Change of Control Purchase Price;

(f)	the Holder’s right to accept the Change of Control Purchase Offer in whole or in part;

(g)	the name and address of the Trustee;

(h)	the then effective Conversion Rate and any adjustments to the Conversion Rate resulting from such Change of Control;

(i)

the procedures that the Holder must follow to exercise rights under Article 4 and that Securities as to which a Change of Control Purchase Notice has been given may be converted into Shares pursuant to Article 4 of this Indenture only to the extent that the Change of Control Purchase Notice has been withdrawn in accordance with the terms of this Indenture;

(j)	the procedures that the Holder must follow to accept the Change of Control Purchase Offer;

(k)	the procedures for withdrawing a Change of Control Purchase Notice;

(l)

that, unless the Company fails to pay such Change of Control Purchase Price, Securities covered by any Change of Control Purchase Notice will cease to be outstanding and interest will cease to accrue on and after the Change of Control Purchase Date; and

(m)	the CUSIP and/or ISIN number of the Securities.

5.1.3

At the Company’s request, the Trustee shall give such Change of Control Company Notice in the Company’s name and at the Company’s expense; provided, that, in all cases, the text of such Change of Control Company Notice shall be prepared by the Company. If any of the Securities are in the form of a Global Security, then the Company shall modify such notice to the extent necessary to accord with the Applicable Procedures relating to the purchase of Global Securities.

5.1.4

A Holder may exercise its rights specified in Section 5.1 upon delivery of a written notice (which shall be in substantially the form attached as Exhibit A under the heading “Change of Control Purchase Notice” and which may be delivered by letter, overnight courier, hand delivery, facsimile transmission or in any other written form and, in the case of Global Securities, may be delivered electronically or by other means in accordance with the Applicable Procedures) of the exercise of such rights (a “Change of Control Purchase Notice”) to the Company or the Trustee at any time prior to the close of business on the Business Day immediately preceding the Change of Control Purchase Date, subject to extension to comply with applicable law.

5.1.5

The Change of Control Purchase Notice shall state: (A) the certificate number (if such Security is held other than in global form) of the Security which the Holder will deliver to be purchased (or, if the Security is held in global form, any other items required to comply with the Applicable Procedures), (B) the portion of the principal amount of the Security which the Holder will deliver to be purchased and (C) that such Security shall be purchased as of the Change of Control Purchase Date pursuant to the Change of Control Purchase Offer.

5.1.6

The delivery of a Security for which a Change of Control Purchase Notice has been timely delivered to and actually received by any Paying Agent and not validly withdrawn prior to the Change of Control Purchase Date (together with all necessary endorsements) at the Corporate Trust Office shall be a condition to the receipt by the Holder of the Change of Control Purchase Price therefor.

5.1.7

The Company shall only be obliged to purchase, pursuant to this Section 5.1, a portion of a Security if the principal amount of such portion is $1,000 or an integral multiple of $1,000 (provisions of this Indenture that apply to the purchase of all of a Security also apply to the purchase of such portion of such Security).

5.1.8

Notwithstanding anything herein to the contrary, any Holder delivering to the Trustee the Change of Control Purchase Notice contemplated by this Section 5.1 shall have the right to withdraw such Change of Control Purchase Notice in whole or in a portion thereof that is a principal amount of $1,000 or in an integral multiple thereof at any time prior to the close of business on the Business Day immediately preceding the Change of Control Purchase Date by delivery of a written notice of withdrawal to the Trustee in accordance with Section 5.2.2.

5.1.9

Anything herein to the contrary notwithstanding, in the case of Global Securities, any Change of Control Purchase Notice may be delivered or withdrawn and such Securities may be surrendered or delivered for purchase in accordance with the Applicable Procedures as in effect from time to time.

5.1.10

The Company shall deposit cash at the time and in the manner as provided in Section 5.3, sufficient to pay the aggregate Change of Control Purchase Price of all Securities to be purchased pursuant to this Section 5.1.

5.2      Effect of Change of Control Purchase Notice.

5.2.1

Upon receipt by the Trustee of a properly completed Change of Control Purchase Notice from a Holder, the Holder of the Security in respect of which such Change of Control Purchase Notice was given shall (unless such Change of Control Purchase Notice is withdrawn as specified in Section 5.2.2) thereafter be entitled to receive the Change of Control Purchase Price with respect to such Security, subject to the occurrence of the Change of Control Effective Date. Such Change of Control Purchase Price shall be paid to such Holder promptly following the later of (1) the Change of Control Purchase Date (provided that the conditions in Section 5.1 have been satisfied) and (2) the time of delivery of such Security to and actual receipt by the Trustee by the Holder thereof in the manner required by Section 5.1.6. Securities in respect of which a Change of Control Purchase Notice has been given by the Holder thereof may not be converted into Shares pursuant to Article 4 on or after the date of the delivery of such Change of Control Purchase

Notice unless such Change of Control Purchase Notice has first been validly withdrawn in accordance with Section 5.2.2 with respect to the Securities to be converted.

5.2.2

A Change of Control Purchase Notice may be withdrawn by means of a written notice (which may be delivered by mail, overnight courier, hand delivery, facsimile transmission or in any other written form and, in the case of Global Securities, may be delivered electronically or by other means in accordance with the Applicable Procedures) of withdrawal delivered by the Holder to the Trustee at any time prior to the close of business on the Business Day immediately preceding the Change of Control Purchase Date, specifying (1) the principal amount of the Security or portion thereof (which must be a principal amount of $1,000 or an integral multiple of $1,000 in excess thereof) with respect to which such notice of withdrawal is being submitted, (2) if certificated Securities have been issued, the certificate number of the Security being withdrawn in whole or in part (or if the Securities are not certificated, such written notice must comply with the Applicable Procedures) and (3) the portion of the principal amount of the Security that will remain subject to the Change of Control Purchase Notice, which portion must be a principal amount of $1,000 or an integral multiple thereof.

5.3      Deposit of Change of Control Purchase Price.

5.3.1

On or before 11:00 a.m. Toronto time on the Business Day preceding the applicable Change of Control Purchase Date, the Company shall deposit with the Trustee (or if the Company or an Affiliate of the Company is acting as the Paying Agent, shall segregate and hold in trust as provided in Section 2.7) an amount of money in immediately available funds sufficient to pay the aggregate Change of Control Purchase Price of all the Securities or portions thereof that are to be purchased as of the Change of Control Purchase Date.

5.3.2

If the Trustee holds, in accordance with the terms hereof, money sufficient to pay the Change of Control Purchase Price of any Security for which a Change of Control Purchase Notice has been tendered and not withdrawn in accordance with this Indenture then, on the Business Day following the applicable Change of Control Purchase Date, such Security will cease to be outstanding, whether or not the Security is delivered to the Trustee, and interest shall cease to accrue, and the rights of the Holder in respect of the Security shall terminate (other than the right to receive the Change of Control Purchase Price as aforesaid). The Company shall publicly announce the principal amount of Securities repurchased on or as soon as practicable after the Change of Control Purchase Date.

5.3.3	The Trustee will promptly return to the respective Holders thereof any Securities with respect to which a Change of Control Purchase Notice has been withdrawn in compliance with this Indenture.

5.3.4

If a Change of Control Purchase Date falls after a Regular Record Date and on or before the related Interest Payment Date, then interest on the Securities payable on such Interest Payment Date will instead be payable on such Interest Payment Date to the Holders in whose names the Securities are registered at the close of business on such Regular Record Date.

5.4      Cash Change of Control.

            In addition to the requirements of Section 5.1 in respect of a Change of Control, the following provisions shall apply in respect of the occurrence of a Cash Change of Control:

5.4.1

In the event of the occurrence of a Cash Change of Control during the period (the “Cash Change of Control Conversion Period”) beginning 10 trading days before the anticipated effective date of the Change of Control and ending on the date that is 30 days after the Change of Control Company Notice and Change of Control Purchase Offer are delivered or mailed to holders of Securities in accordance with Section 5.1.4, holders of Securities will be entitled to convert their Securities, in whole or in part, and receive, in addition to the number of Shares (or cash or other property or securities in substitution therefor) that such holders are entitled to receive upon such conversion in accordance with the provisions and conditions of Article 4, an additional number of Shares per $1,000 principal amount of Securities as set forth below (the “Make Whole Premium”).

5.4.2

The number of additional Shares per $1,000 principal amount of Securities constituting the Make Whole Premium (the “Make Whole Premium Shares”) shall be determined by reference to the table below, based on the Change of Control Effective Date and the Share Price of such Change of Control; provided that if the Share Price or Change of Control Effective Date are not set forth on the table then: (i) if the actual Share Price on the Change of Control Effective Date is between two Share Prices on the table or the actual Change of Control Effective Date is between two Change of Control Effective Dates on the table, the Make Whole Premium will be determined by a straight-line interpolation between the Make Whole Premiums set forth for the two Share Prices and the two Change of Control Effective Dates on the table based on a 365-day year, as applicable, (ii) if the Share Price on the Change of Control Effective Date exceeds $8.00 per Share, subject to adjustment as set forth herein, no Make Whole Premium will be paid, and (iii) if the Share Price on the Change of Control Effective Date is less than $1.71 per Share, subject to adjustment as set forth herein, no Make Whole Premium will be paid. If Holders of Shares receive only cash in the transaction, the Share Price shall be the cash amount paid per Share in connection with the Change of Control. Otherwise, the Share Price shall be equal to the Current Market Price of the Shares immediately preceding the applicable Change of Control Effective Date. For the avoidance of doubt, the Company shall not be obliged to pay the Make Whole Premium otherwise than by the issuance of Shares upon conversion.

Make Whole Premium Upon a Change of Control
(Number of Additional Common Shares per C$1,000 Debenture)

Effective Date

Stock Price on Effective Date	November 30 2009	November 30 2010	November 30 2011	November 30 2012	November 30 2013	November 30 2014

$1.71	116.9650	116.9650	116.9650	116.9650	116.9650	116.9590
$1.75	113.3720	97.9190	85.1840	82.4210	84.3100	103.5920
$1.80	109.1680	93.5830	80.2250	76.3950	76.8870	87.7190
$1.85	105.2530	89.5720	75.6570	70.8170	70.1760	72.7040
$1.90	101.6010	85.8550	71.4430	65.6370	64.0960	58.4800
$1.95	98.1870	82.4050	67.5520	60.8130	58.5710	44.9840
$2.00	94.9910	79.1990	63.9560	56.3110	53.5430	32.1640
$2.05	91.9940	76.2120	60.6290	52.0990	48.9520	19.9690
$2.10	89.1770	73.4270	57.5470	48.1470	44.7460	8.3540
$2.15	86.5290	70.8270	54.6950	44.4370	40.8970	0.0000
$2.20	84.0340	68.3950	52.0480	40.9430	37.3420	0.0000
$2.25	81.6770	66.1160	49.5890	37.6430	34.0510	0.0000

$2.50	73.6590	56.6340	39.6660	23.6700	20.7750	0.0000
$2.75	63.8810	49.5400	32.6960	13.1570	11.2690	0.0000
$3.00	57.6800	44.0800	27.7120	5.7510	4.3820	0.0000
$3.50	48.4240	36.2870	21.3580	0.5390	0.1630	0.0000
$4.00	41.8380	31.0080	17.6370	0.0190	0.0040	0.0000
$4.50	36.8970	27.1820	15.2180	0.0000	0.0000	0.0000
$5.00	33.0420	24.2630	13.4930	0.0000	0.0000	0.0000
$6.00	27.3880	20.0590	11.1190	0.0000	0.0000	0.0000
$7.00	23.4190	17.1400	9.5030	0.0000	0.0000	0.0000
$8.00	20.4670	14.9790	8.3080	0.0000	0.0000	0.0000

The Share Prices set forth in the first column of the table above will be adjusted as of any date on which the Conversion Rate of the Securities is adjusted. The adjusted Share Prices will equal the Share Prices applicable immediately preceding such adjustment multiplied by a fraction, the numerator of which is the Conversion Rate immediately preceding the adjustment giving rise to the Share Price adjustment and the denominator of which is the Conversion Rate as so adjusted. The number of additional Shares set forth in the table above will be adjusted in the same manner as the Conversion Rate as set forth in Section 4.5 hereof, other than as a result of an adjustment of the Conversion Rate by adding the Make Whole Premium as described above.

5.4.3

Notwithstanding any other provision of this Indenture, in the circumstances described under 5.4.2 above, where the Company makes available a Make Whole Premium to Holders, the Company shall not be required to make the Change of Control Purchase Offer provided for in Section 5.1.1. For the avoidance of doubt, the Company shall not be obliged to make available the Make Whole Premium otherwise than by the issuance of Shares on conversion.

5.4.4

By delivering the number of Shares issuable on conversion to the Trustee, the Company will be deemed to have satisfied its obligation to pay the principal amount of the Securities so converted and will be deemed to have satisfied its obligation to pay accrued and unpaid interest attributable to the period from the most recent Interest Payment Date through the Conversion Date (which amount will be deemed paid in full rather than cancelled, extinguished or forfeited).

5.4.5

Except as otherwise provided in this Section 5.4, all other provisions of this Indenture applicable to a conversion of Debentures shall apply to a conversion of Debentures during the Cash Change of Control Conversion Period.

5.5      Repayment to the Company.

            To the extent that the aggregate amount of cash deposited by the Company pursuant to Section 5.3 exceeds the aggregate Change of Control Purchase Price of the Securities or portions thereof that the Company is obligated to purchase, then promptly after the Change of Control Purchase Date the Trustee shall return any such excess cash to the Company.

5.6      Compliance with Securities Laws Upon Purchase of Securities.

            In connection with any offer to purchase Securities under this Indenture, the Company shall (a) comply with Rule 13e-4 and Rule 14e-1 (or any successor to either such Rule), and any other tender offer rules, if applicable, under the Exchange Act, (b) file the related Schedule TO (or any successor or similar schedule, form or report) if required under the Exchange Act, and (c) otherwise comply with all Canadian federal and provincial laws and United States securities laws in connection with such offer to purchase or purchase of Securities, all so as to permit the rights of the Holders and obligations of the Company under

Section 5.1 through Section 5.5 to be exercised in the time and in the manner specified therein. To the extent that compliance with any such laws, rules and regulations would result in a conflict with any of the terms hereof, this Indenture is hereby modified to the extent required for the Company to comply with such laws, rules and regulations.

5.7      Securities Purchased in Part.

            Any Security, that is not in the form of a Global Security, that is to be purchased only in part shall be surrendered at the Corporate Trust Office and promptly after the Change of Control Purchase Date, the Company shall execute and the Trustee shall authenticate and deliver to the Holder of such Security, without service charge, a new Security or Securities, of such authorized denomination or denominations as may be requested by such Holder, in aggregate principal amount equal to, and in exchange for, the portion of the principal amount of the Security so surrendered that is not purchased. No Security shall be purchased in part unless the principal amount redeemed is $1,000 or any integral thereof. With respect to Global Securities, in the event Securities are purchased only in part, the Trustee shall make notations on the Global Security of the principal amount thereof so redeemed in accordance with the Applicable Procedures.

ARTICLE 6
COVENANTS, REPRESENTATIONS AND WARRANTIES

            The Company hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Holders, that so long as any Securities remain outstanding:

6.1      Payment of Principal and Interest.

            The Company shall promptly make all payments in respect of the Securities on the dates and in the manner provided in the Securities and this Indenture. The principal amount, together with accrued and unpaid interest thereon, Redemption Price or Change of Control Purchase Price, if payable, shall be considered paid on the applicable date due if on such date (or, in the case of Change of Control Purchase Price, on the Business Day preceding the Change of Control Purchase Date) the Trustee holds, in accordance with this Indenture, money and/or Shares, if applicable, sufficient to pay all such amounts then due. The Company shall, to the fullest extent permitted by law, pay interest in immediately available funds and/or Shares, if applicable, on overdue principal amount and interest at the annual rate borne by the Securities compounded semi-annually, which interest shall accrue from the date such overdue amount was originally due to the date payment of such amount, including interest thereon, has been made or duly provided for. All such interest shall be payable on demand.

6.2      Reporting Requirements.

6.2.1

The Company shall file with the Trustee within 15 days after the filing thereof with securities commissions or similar regulatory authorities in each of the provinces of Canada, copies of all reports and other information and documents that the Company is required to file with such securities commissions or similar regulatory authorities; provided however that any reports, information and documents filed on The System for Electronic Document Analysis and Retrieval (SEDAR) shall be deemed to be filed with the Trustee. The Company will provide copies of such reports, information and documents to Holders upon request.

6.2.2

Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers’ Certificates).

6.3      Listing Requirements.

6.3.1

The Company will use reasonable commercial efforts to maintain the listing of the Shares and the Securities on the TSX, and to maintain the listing of its Shares on the NYSE AMEX and JSE for a period of five years from the Original Issue Date. Any Shares issued pursuant to the interest provisions in Section 2.18 and any Shares issued upon any adjustment provisions in Sections 4.5 or 4.9 or Article 5 shall be approved for listing on the TSX, NYSE AMEX, and JSE prior to issuance to Holders. Prior to the Company undertaking any proposed events that would result in an adjustment under Article 4 or Article 5, the Company covenants that it will have obtained the approval of the TSX for the listing of any Shares to be issued as a result of the adjustments.

6.3.2	The Company will use reasonable commercial efforts to maintain the Company’s status as a “reporting issuer” not in default of the requirements of the Applicable Securities Legislation.

6.4      Compliance Certificates.

            The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year of the Company (beginning with the fiscal year ending December 31, 2009), an Officers’ Certificate as to the signers’ knowledge of the Company’s compliance with all conditions and covenants on its part contained in this Indenture and stating whether or not the signers know of any Default or Event of Default. If such signers know of such a Default or Event of Default, the Officers’ Certificate shall describe the Default or Event of Default and the efforts to remedy the same. For the purposes of this Section 6.4, compliance shall be determined without regard to any grace period or requirement of notice provided pursuant to the terms of this Indenture.

6.5      Further Instruments and Acts.

            Upon request of the Trustee, the Company will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of this Indenture.

6.6      Maintenance of Corporate Existence.

            Subject to Article 7, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence.

6.7      Rule 144A Information Requirement.

            Within the period prior to the expiration of the holding period applicable to sales thereof under Rule 144 under the Securities Act (or any successor provision), the Company covenants and agrees that it shall, during any period in which it is not subject to Section 13 or Section 15(d) under the Exchange Act, upon the request of any Holder or beneficial Holder of the Securities make available to such Holder or beneficial Holder of Securities or any Shares issued upon conversion thereof which continue to be Restricted Securities in connection with any sale thereof and any prospective purchaser of Securities or such Shares designated by such Holder or beneficial holder, the information required pursuant to Rule 144A(d)(4) under the Securities Act and it will take such further action as any Holder or beneficial Holder of such Securities or such Shares may reasonably request, all to the extent required from time to time to enable such Holder or beneficial holder to sell its Securities or Shares without registration under the

Securities Act within the limitation of the exemption provided by Rule 144A, as such rule may be amended from time to time. Whether a person is a beneficial holder shall be determined by the Company in accordance with the Securities Act (Ontario).

6.8      SEC Reporting Issuer Clause.

            The Company is filing with the SEC as a Foreign Private Issuer (as such term is defined in the Exchange Act) and has delivered to the Trustee an Officers’ Certificate certifying such “reporting issuer” status and other information as the Trustee requested, including the Central Index Key that has been assigned for filing purposes. Should the Company cease to file as a Foreign Private Issuer, the Company covenants to deliver to the Trustee an Officers’ Certificate (in a form provided by the Trustee) certifying a change in reporting status and other information as the Trustee may require at such given time. We understand that the Trustee is relying upon the foregoing representation and covenants in order to meet certain SEC obligations with respect to those clients who are filing with the SEC.

6.9      Stay, Extension and Usury Laws.

            The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the principal of or accrued but unpaid interest on the Securities as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Indenture, and the Company (to the extent it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

6.10    Payment of Additional Amounts.

6.10.1

All payments made by or on behalf of the Company under or with respect to the Securities (including, without limitation, any penalties, interest and other liabilities related thereto) will be made free and clear of and without withholding or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax, including without limitation any taxes imposed under Part XIII of the Tax Act (or any successor legislation of similar effect) (“Canadian Taxes”), unless the Company is required by law or the interpretation or administration thereof, to withhold or deduct any amounts for, or on account of, Canadian Taxes. If the Company is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Securities, the Company will pay as additional interest such additional amounts (“Additional Amounts”), as may be necessary so that the net amount received by each Holder after such withholding or deduction (including any withholding or deduction required to be made in respect of Additional Amounts) will not be less than the amount the Holder would have received if such Canadian Taxes had not been withheld or deducted and similar payment (the term “Additional Amounts” shall also include any such similar payments) will also be made by the Company to Holders (other than Excluded Holders) of Securities that are not subject to withholding but are required to pay tax directly on amounts otherwise subject to withholding; provided, however, that no Additional Amounts will be payable with respect to:

(a)	a payment made to a Holder or former Holder of Securities (an “Excluded Holder”) in respect of the beneficial owner thereof:

(i) with which the Company does not deal at arm’s length (within the meaning of the Tax Act (or any successor legislation of similar effect)) at the time of making such payment;

(ii)

that is subject to such Canadian Taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes (provided that in the case of any imposition or change in any such certification, identification, information, documentation or other reporting requirement which applies generally to Holders of Securities who are not residents of Canada, at least sixty (60) days prior to the effective date of any such imposition or change, the Company shall give written notice, in the manner provided in this Indenture, to the Trustee and the Holders of the Securities then outstanding of such imposition or change, as the case may be, and provide the Trustee and such Holders with such forms or documentation, if any, as may be required to comply with such certification, identification, information, documentation, or other reporting requirement); or

(iii)

that is subject to such Canadian Taxes by reason of its carrying on business in or otherwise being connected with Canada or any province or territory thereof otherwise than by the mere holding of such Securities or the receipt of payments or exercise of any enforcement rights, thereunder; or

(b)	any estate, inheritance, gift, sales, excise, transfer, personal property or similar tax, assessment or governmental charge (“Excluded Taxes”).

6.10.2

The Company will (i) make or cause to be made such withholding or deduction and (ii) remit or cause to be remitted the full amount deducted or withheld to the relevant authority in accordance with applicable law. Additional Amounts will be paid in cash semi-annually, on the Maturity Date, on any redemption date, on a Conversion Date or on any purchase date.

6.10.3

The Company, if it makes such withholding, will furnish to the Trustee, within thirty (30) days after the date the payment of any Canadian Taxes is due pursuant to applicable law in respect of such Securities, certified copies of tax receipts evidencing such payment by the Company.

6.10.4

The Company will indemnify and hold harmless each Holder of any Securities (other than an Excluded Holder or with respect to Excluded Taxes) and upon written request reimburse each such Holder for the amount of:

	(a)	any Canadian Taxes so levied or imposed and paid by such Holder as a result of payments made under or with respect to the Securities;

	(b)	any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

(c)	any Canadian Taxes levied or imposed and paid by the Holder with respect to any reimbursement under Section 6.10.4(a) or Section 6.10.4(b) above.

6.10.5

Whenever in this Indenture there is mentioned, in any context, the payment of principal and interest or any other amount payable under or with respect to any Security, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this Section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

6.10.6

Anything in this Indenture to the contrary notwithstanding, the covenants and provisions of this Section 6.10 shall survive any termination or discharge of this Indenture, and the repayment of all or any of the Securities, and shall remain in full force and effect.

6.11    Maintenance of Office or Agency.

            The Company will maintain an office or agency of the Trustee, Registrar and Paying Agent where Securities may be presented or surrendered for payment, where Securities may be surrendered for registration of transfer, purchase or redemption and where notices and demands to or upon the company in respect of the Securities and this Indenture may be served. The Corporate Trust Office shall be the office or agency for all of the aforesaid purposes. The Company shall give prompt written notice to the Trustee of the location, and of any change in the location, of any such office or agency (other than a change in the location of the office of the Trustee). If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the address of the Trustee set forth in Section 14.1. The Company may also from time to time designate one or more other offices or agencies where the Securities may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency.

6.12    Additional Security Guarantees.

            The Company will cause any Material Subsidiary that is not a party to this Indenture, and that exists on or after the Original Issue Date, to execute a supplemental indenture pursuant to which it becomes a Guarantor and deliver an Opinion of Counsel in connection therewith, in each case within 10 business days of the date on which the entity became a Material Subsidiary.

6.13   No Conflict.

            The Company and each Guarantor represents, warrants and covenants that this Indenture, the Security Guarantee under Article 13 and notation of guarantee attached to each Security and the terms and provisions contained herein and therein do not and will not conflict with, do not and will not result in a breach of and do not and will not create a state of facts which, after notice or a lapse of time or both, will result in a breach of the constating documents of the Company and of each Guarantor, any law applicable to the Company or a Guarantor or any contracts the Company or a Guarantor is a party to.

6.14    Exchange Control.

            The Company and each Guarantor represents, warrants and covenants that the aggregate South African Rand value of all unencumbered amounts physically introduced into South Africa as loan funds by the Company or by its wholly-owned non-South African subsidiaries to the Company, Southgold Exploration (Pty) Ltd. and Puma Gold (Pty) Ltd. are and will, for the duration of the period that the

Securities are outstanding, remain more than the South African Rand value of Southgold Exploration (Pty) Ltd. and Puma Gold (Pty) Ltd.’s exposure under the Security Guarantee under Article 13 and the notation of guarantee attached to each Security and that the Company and each Guarantor will provide within the time required all notifications required under South African law, including notifications required by the exchange control division of the Reserve Bank of the Republic of South Africa.

ARTICLE 7
CONSOLIDATION; MERGER; CONVEYANCE; TRANSFER OR LEASE

7.1      Company may Consolidate, Etc., Only on Certain Terms.

7.1.1

The Company may not, without the consent of the Holders, consolidate with or amalgamate or merge with or into any Person (other than a directly or indirectly wholly-owned Subsidiary of the Company) or sell, convey, transfer or lease all or substantially all of the properties and assets of the Company to another Person (other than a directly or indirectly wholly-owned Subsidiary of the Company) unless:

(a)

the Person formed by such consolidation or into which the Company is amalgamated or merged, or the Person which acquires by sale, conveyance, transfer or lease all or substantially all of the properties and assets of the Company is a corporation incorporated and existing under the laws of Canada or any province or territory thereof or the laws of the United States and such corporation (if other than the Company or the continuing corporation resulting from the amalgamation of the Company with another corporation under the laws of Canada or any province or territory thereof) expressly assumes, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the obligations of the Company under the Securities and this Indenture and the performance or observance of every covenant and provision of this Indenture and the Securities required on the part of the Company to be performed or observed and the conversion rights shall be provided for in accordance with Article 4, by supplemental indenture satisfactory in form to the Trustee, executed and delivered to the Trustee, by the Person (if other than the Company or the continuing corporation resulting from the amalgamation of the Company with another corporation under the laws of Canada or any province or territory thereof) formed by such consolidation or into which the Company shall have been merged or by the Person which shall have acquired the Company’s assets;

	(b)	after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and

(c)

if the Company or the continuing corporation resulting from the amalgamation of the Company with another corporation under the laws of Canada or any province or territory thereof will not be the resulting, continuing or surviving corporation, the Company shall have, at or prior to the effective date of such consolidation, amalgamation, merger or sale, conveyance, transfer or lease, delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer complies with this Article and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture complies with this Article, and that all conditions precedent herein provided for relating to such transaction have been complied with.

7.1.2

For purposes of the foregoing, the sale, conveyance, transfer or lease (in a single transaction or a series of related transactions) of the properties and assets of one or more Subsidiaries of the Company (other than to the Company or another wholly-owned Subsidiary of the Company), which, if such properties or assets were directly owned by the Company, would constitute all or substantially all of the properties and assets of the Company and its Subsidiaries, taken as a whole, shall be deemed to be the sale, conveyance, transfer or lease of all or substantially all of the properties and assets of the Company.

7.2      Successor Substituted.

            Upon any consolidation of the Company with, or amalgamation or merger of the Company into, any other Person or any sale, conveyance, transfer or lease of all or substantially all of the properties and assets of the Company and its Subsidiaries, taken as a whole, in accordance with Section 7.1, the successor Person formed by such consolidation or into which the Company is amalgamated or merged or to which such sale, conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor Person had been named as the Company herein, and thereafter, except in the case of a lease, and except for obligations the predecessor Person may have under a supplemental indenture entered into pursuant to Section 7.1.1, the predecessor Person shall be relieved of all obligations and covenants under this Indenture and the Securities.

ARTICLE 8
DEFAULT AND REMEDIES

8.1      Events of Default.

8.1.1	Each of the following events constitutes, and is herein sometimes referred to as, an “Event of Default”:

	(a)	failure for 30 days to pay interest on the Securities when due;

	(b)	failure to pay principal, interest or other payments, if any, on the Securities when due, whether at maturity, upon redemption, on a Change of Control, by declaration or otherwise;

(c)

default in the delivery, when due, of all cash and any Shares or other consideration, including any Make Whole Premium, payable upon conversion with respect to the Securities, which default continues for 15 days;

(d)

default in the observance or performance of any covenant or condition of the Indenture and the failure to cure (or obtain a waiver for) such default for a period of 30 days after notice in writing has been given to the Trustee or from holders of not less than 25% in aggregate principal amount of the Debentures to the Company specifying such default and requiring the Company to rectify or obtain a waiver for same;

(e)

any indebtedness of the Company or its Subsidiaries is declared due and payable prior to the date on which it would otherwise become or be due and payable, unless such default is cured or waived pursuant to the terms of such indebtedness;

	(f)	the Company or any of its Subsidiaries pursuant to or within the meaning of any Bankruptcy Law:

(i)	commences as a debtor a voluntary case or proceeding; or

(ii)	consents to the entry of an order for relief against it in an involuntary case or proceeding or the commencement of any case against it; or

(iii)	consents to the appointment of a Receiver of it or for all or substantially all of its property; or

(iv)	makes a general assignment for the benefit of its creditors; or

(v)	files a petition in bankruptcy or answer or consent seeking reorganization or relief; or

(vi)	consents to the filing of such a petition or the appointment of or taking possession by a Receiver; or

(g)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

	(i)	grants relief against the Company or any of its Subsidiaries in an involuntary case or proceeding or adjudicates the Company or any of its Subsidiaries insolvent or bankrupt; or

	(ii)	appoints a Receiver of the Company or any of its Subsidiaries or for all or substantially all of the property of the Company or any of its Subsidiaries; or

	(iii)	orders the winding up or liquidation of the Company or any of its Subsidiaries;

and in each case the order or decree remains unstayed and in effect for 60 consecutive days. The term “Bankruptcy Law” means the Bankruptcy and Insolvency Act (Canada) (or any successor thereto), the Companies’ Creditors Arrangement Act (Canada) (or any successor thereto), or Title 11, United States Code (or any successor thereto) or any similar Canadian federal or provincial, United States or foreign law for the relief of debtors. The term “Receiver” means any receiver (interim or otherwise), trustee, assignee, liquidator, sequestrator or similar official under any Bankruptcy Law;

then: (x) in each and every event listed above (other than Section 8.1.1(e), 8.1.1(f) or 8.1.1(g)), the Trustee may, in its discretion, and shall, upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Securities then outstanding, subject to the provisions of Section 8.4, by notice in writing to the Company declare the principal of and interest, if any, on all Securities then outstanding and all monies outstanding hereunder to be due and payable and the same shall thereupon forthwith become immediately due and payable to the Trustee, and (y) on the occurrence of an Event of Default under Sections 8.1.1(e), 8.1.1(f) or 8.1.1(g), the principal of and interest, if any, on all Securities then outstanding hereunder and all other monies outstanding hereunder, shall automatically without any declaration or other act on the part of the Trustee or any Holder become immediately due and payable to the Trustee and, in either case, upon such amounts becoming due and payable in either (x) or (y) above, the Company shall forthwith pay to the Trustee for the benefit of the Holders such principal, accrued and unpaid interest, if any, and interest on amounts in default on such Securities and all other monies outstanding hereunder, together with subsequent interest at the rate borne by the Securities on such principal, interest and such other monies from the date of such declaration or event until payment is received by the Trustee, such subsequent interest to be payable at the times and places and in the manner mentioned in and according to the tenor of the Securities. Such payment when made shall be deemed to have been made in discharge of the Company’s obligations hereunder and any monies so received by the Trustee shall be applied in the manner provided in Section 8.10.1.

8.2      Acceleration.

            If an Event of Default (other than an Event of Default specified in clause (e), (f) or (g) of Section 8.1.1 occurs and is continuing with respect to the Company, the Trustee may, by notice to the Company, or the Holders of at least 25% in aggregate principal amount of the Securities then outstanding may, by notice to the Company and the Trustee, declare the principal amount and accrued and unpaid interest, if any, through the date of declaration on all the Securities to be immediately due and payable. Upon such a declaration, such principal amount and such accrued and unpaid interest, if any, shall be due and payable immediately. If an Event of Default specified in Section 8.1.1(e), 8.1.1(f) or 8.1.1(g) occurs in respect of the Company and is continuing, the principal amount and accrued but unpaid interest, if any, on all the Securities shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders of Securities. The Holders of a majority in aggregate principal amount of the Securities then outstanding by notice to the Trustee may rescind an acceleration and its consequences if (a) all existing Events of Default, other than the non-payment of the principal of the Securities which have become due solely by such declaration of acceleration, have been cured or waived; (b) to the extent the payment of such interest is lawful, interest (calculated at the rate per annum borne by the Securities) on overdue instalments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid; (c) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and (d) all payments due to the Trustee and any predecessor Trustee under Section 8.8 have been made. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

8.3      Other Remedies.

8.3.1

If an Event of Default occurs and is continuing, the Trustee may, but shall not be obligated to, pursue any available remedy by proceeding at law or in equity to collect payment of the principal amount and accrued and unpaid interest, if any, on the Securities or to enforce the performance of any provision of the Securities or this Indenture.

8.3.2

The Trustee may maintain a proceeding even if it does not possess any of the Securities or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative to the extent permitted by applicable law.

8.4      Waiver of Defaults and Events of Default.

8.4.1	Upon the happening of any Event of Default hereunder:

(a)

the Holders of the Securities shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by requisition in writing by the holders of more than 50% of the principal amount of Securities then outstanding, to instruct the Trustee to waive any Event of Default and to cancel any declaration made by the Trustee pursuant to Section 8.2 and the Trustee shall thereupon waive the Event of

Default and cancel such declaration, or either, upon such terms and conditions as shall be prescribed in such requisition; and

(b)

the Trustee, so long as it has not become bound to declare the principal and interest on the Securities then outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default, if, in the Trustee’s opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Trustee in the exercise of its discretion, upon such terms and conditions as the Trustee may deem advisable.

8.5      Control by Majority.

            The Holders of a majority in aggregate principal amount of the Securities then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture, that the Trustee determines may be unduly prejudicial to the rights of another Holder or the Trustee, or that may involve the Trustee in personal liability unless the Trustee is offered funding and indemnity satisfactory to it; provided, however, that the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

8.6      Limitations on Suits.

8.6.1

No holder of any Securities shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of, or interest on the Securities or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Company wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless:

	(a)	such holder shall previously have given to the Trustee written notice of the happening of an Event of Default hereunder; and

(b)

by written instrument signed by the holders of at least 25% in principal amount of the Securities then outstanding shall have made a request to the Trustee and the Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; and

(c)

the Holders or any of them shall have furnished to the Trustee, when so requested by the Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby, and

(d)

the Trustee shall have failed to act within a reasonable time after such notification, request and offer of indemnity and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Trustee, to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of the holder of any Securities.

8.6.2

No Holder of a Security shall have any right under any provision of this Indenture or the Securities to affect, disturb, or prejudice the rights of another Holder of a Security or to obtain a preference or priority over another Holder of a Security.

8.7      Rights of Holders to Receive Payment and to Convert.

            Notwithstanding any other provision of this Indenture, the right of any Holder of a Security to receive payment of the principal amount and interest, if any, Redemption Price or Change of Control Purchase Price in respect of the Securities held by such Holder, on or after the respective due dates expressed in the Securities and this Indenture (whether upon redemption, repurchase, or otherwise), and to convert such Security in accordance with Article 4 and receive payment of any Make Whole Premium, and to bring suit for the enforcement of any such payment on or after such respective due dates or for the right to convert in accordance with Article 4, is absolute and unconditional and shall not be impaired or affected without the consent of the Holder.

8.8      Collection Suit by Trustee.

            If an Event of Default described in clause (a) or (b) of Section 8.1.1 occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Company or another obligor on the Securities for the whole amount owing with respect to the Securities and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

8.9      Trustee may File Proofs of Claim.

            The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders allowed in any judicial proceedings relative to the Company (or any other obligor on the Securities), its creditors or its property and shall be entitled and empowered to collect and receive any money or other property payable or deliverable on any such claims and to distribute the same, and any Receiver in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 8.8, and to the extent that such payment of the reasonable compensation, expenses, disbursements and advances in any such proceedings shall be denied for any reason, payment of the same shall be secured by a lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other property which the Holders may be entitled to receive in such proceedings, whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to, or, on behalf of any Holder, to authorize, accept or adopt any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

8.10    Priorities.

8.10.1	If the Trustee collects any money pursuant to this Article 8, it shall pay out the money in the following order:

	(a)	first, to the Trustee for amounts due;

(b)

second, to Holders for amounts due and unpaid on the Securities for the principal amount and interest, as applicable, rateably, without preference or priority of any kind, according to such respective amounts due and payable on the Holders’ Securities;

(c)	third, to such other Person or Persons, if any, to the extent entitled thereto; and

(d)	fourth, the balance, if any, to the Company.

8.10.2	The Trustee may fix a record date and payment date for any payment to Holders pursuant to this Section 8.10.

ARTICLE 9
TRUSTEE

9.1      Indenture Legislation.

9.1.1	If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Indenture Legislation, such mandatory requirement shall prevail.

9.1.2

The Company and the Trustee agree that they will at all times, in relation to this Indenture and any action to be taken hereunder observe and comply with and be entitled to the benefits of Indenture Legislation.

9.2      Corporate Trustee Required Eligibility

            The Trustee shall at all times be a corporation organized under the laws of Canada, or any province thereof, and represents to the Company that at the date of execution and delivery by it of this Indenture, it is duly authorized and qualified to carry on the business of a trust company in each of the provinces and territories of Canada. If at any time the Trustee shall cease to be eligible in accordance with this Article 9, it shall resign immediately in the manner and with the effect hereinafter specified in this Article 9.

9.3      Obligations of Trustee.

9.3.1

The Trustee shall exercise such of the rights and powers vested in it by this Indenture and use the same degree of care and skill in its exercise as a prudent corporate trustee would exercise or use in respect of corporate debt instruments.

9.3.2

The Trustee shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required to do so under the terms hereof; nor shall the Trustee be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Trustee and in the absence of any such notice the Trustee may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given to the Trustee to determine whether or not the Trustee shall take action with respect to any default.

9.3.3	The Trustee may not be relieved from liability for its own gross negligent action, its own gross negligent failure to act, or its own wilful misconduct, except that:

	(a)	this paragraph does not limit the effect of Section 9.1.2;

	(b)	the Trustee shall not be liable for any error of judgment made in good faith; and

(c)	the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 8.5.

9.3.4

No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers unless the Trustee shall have received adequate funding and indemnity in its opinion against potential costs and liabilities incurred by it relating thereto.

9.3.5	Every provision of this Indenture that in any way relates to the Trustee is subject to subsections 9.3.1, 9.3.2, and 9.3.3 of this Section 9.3 and to Section 9.4.

9.3.6

The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

9.4      Rights of Trustee.

9.4.1	Subject to Section 9.1:

(a)

The Trustee may act and rely conclusively on any document believed by it to be genuine and to have been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in the document, but may require reasonable evidence of the due execution of any such document.

(b)

Before the Trustee acts or refrains from acting, it may require an Officers’ Certificate or an Opinion of Counsel, which shall conform to Section 14.3.2. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officers’ Certificate or Opinion.

	(c)	The Trustee may act through its agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

	(d)	The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers.

(e)

The Trustee may employ or retain such counsel, accountant, appraisers, engineers or other experts or advisors as it reasonably requires for the purpose of determining and discharging its duties and administering the trusts hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel or advisor, and shall not be responsible for any misconduct on the part of any of them. Any reasonable remuneration so paid by the Trustee shall be repaid to the Trustee in accordance with Section 9.8.

The Trustee may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraiser, engineer or other expert or advisor, whether retained or employed by the Company or by the Trustee, in relation to any matter arising in the administration of the trusts hereof.

(f)

The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have provided funding and indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

(g)

The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney at the sole cost of the Company, and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation.

(h)

The Trustee shall not be deemed to have notice of any Default or Event of Default unless written notice of any event which is in fact such a Default is received by the Trustee at the Corporate Trust Office, and such notice references the Securities and this Indenture.

(i)

The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, including, without limitation as Paying Agent, Registrar and Conversion Agent, and to each agent, custodian and other Person employed to act hereunder.

(j)

The Trustee shall not be required to exercise any powers and shall not have any responsibilities except as expressly provided in this Indenture and shall have no obligation to recognize nor have any liability or responsibility arising under any other document or agreement to which the Trustee is not a party, notwithstanding that reference thereto may be made herein.

9.5      Individual Rights of Trustee.

            The Trustee in its individual or any other capacity may become the owner or pledgee of Securities and may otherwise deal with the Company or an Affiliate of the Company with the same rights it would have if it were not Trustee.

9.6      Trustee’s Disclaimer.

            The Trustee makes no representation as to the validity or adequacy of this Indenture or the Securities or of any recitals or statements of fact herein. It shall not be accountable for the Company’s use of the Securities or any proceeds from the Securities and it shall not be responsible for any statement in the Securities other than its certificate of authentication.

9.7      Notice of Default or Events of Default.

            If a Default or an Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each Holder of a Security (and to beneficial owners as required by applicable law) notice of all uncured Defaults or Events of Default known to it within 30 days after it becomes known to the Trustee. However, the Trustee may withhold the notice if and for so long as it in good faith determines that withholding notice is in the interests of Holders of Securities, provided the Trustee gives notice to the Company in writing, and except in the case of a Default or an Event of Default in payment of the principal of, or interest, if any, or interest on any Security when due or in the payment of any redemption or purchase obligation, or the Company’s failure to convert Securities when obligated to convert them.

9.8      Compensation and Indemnity.

9.8.1

The Company shall pay the Trustee reasonable remuneration for its services as trustee hereunder and shall pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of Trustee Counsel and all other advisers and assistants not regularly in its employ who have been retained by the Trustee) both before any default hereunder and thereafter until all the duties of the Trustee shall be firmly and fully performed, except any such expense, disbursement or advance as may arise from any act or failure to act of the Trustee which shall constitute gross negligence, wilful misconduct, fraud or bad faith. Any amount due under this Section 9.8 and unpaid 30 days after request for such payment shall bear interest from the expiration of such 30 days at a rate per annum equal to the then current rate charged by the Trustee from time to time, payable on demand. Such remuneration shall continue to be payable until the trusts hereof shall be finally wound up, whether or not the trusts of this Indenture shall be in course of administration by or under the direction of a court.

9.8.2

The Company and the Guarantors shall, jointly and severally, indemnify the Trustee or any predecessor Trustee (which for purposes of this Section 9.8 shall include its officers, directors, employees and agents) for, and hold it harmless against, any and all loss, liability or expense including taxes (other than taxes based upon, measured by or determined by the income of the Trustee), incurred by it in connection with the acceptance or administration of its duties under this Indenture or any action or failure to act as authorized or within the discretion or rights or powers conferred upon the Trustee hereunder including the reasonable costs and expenses of the Trustee and its counsel in defending (including reasonable legal fees and expenses) itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder. The Trustee shall notify the Company promptly of any claim asserted against the Trustee for which it may seek indemnity. The Company need not pay for any settlement effected without its prior written consent, which shall not be unreasonably withheld.

9.8.3

The Company and Guarantors need not reimburse the Trustee for any expense or indemnify it against any loss or liability incurred by it resulting from its gross negligence, wilful misconduct or bad faith.

9.8.4	The obligations of the Company and the Guarantors under this Section 9.8 shall survive the satisfaction and discharge or termination of this Indenture or the resignation or removal of the Trustee.

9.8.5

When the Trustee incurs expenses or renders services after an Event of Default specified in clause Section 8.1.1(g) occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any Bankruptcy Law. The provisions of this Section shall survive the termination of this Indenture.

9.9      Replacement of Trustee.

9.9.1

No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Section 9.9 shall become effective until the acceptance of appointment by the successor Trustee under this Section 9.9.

9.9.2

The Trustee may resign at any time by giving to the Company 60 days’ written notice thereof or such shorter notice as the Company may accept. If an instrument of acceptance by a successor Trustee shall not have been delivered to the resigning Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee.

9.9.3	The Trustee may be removed at any time by consent of the Holders of not less than 90% of the aggregate principal amount of Securities then outstanding.

9.9.4	The Company may remove the Trustee at any time, so long as no Default or Event of Default has occurred and is continuing, and appoint a successor Trustee in accordance with this Section 9.9.

9.9.5

If a successor Trustee does not take office within 45 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company or the Holders of 10% in principal amount of the Securities then outstanding may petition any court of competent jurisdiction for the appointment of a successor Trustee at the expense of the Company.

9.9.6	If at any time:

(a) the Trustee shall fail to comply with the provisions of Section 9.3; or

(b) the Trustee shall cease to be eligible under Section 9.15 and shall fail to resign after written request therefor by the Company or by any Holder; or

(c)

the Trustee shall become incapable of acting or shall be adjudged as bankrupt or insolvent, or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any case,

(d) the Company may remove the Trustee; or

(e)

in the case of Section 9.9.6(a) above, a Holder and any other interested party, and in the case of Section 9.9.6(b) and 9.9.6(c) above, any Holder may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

9.9.7

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Immediately after that and following the payment of all outstanding fees and expenses owed to the Trustee under this Indenture, the retiring Trustee shall transfer all property held by it as Trustee to the successor Trustee and be released from its obligations (exclusive of any liabilities that the retiring Trustee may have incurred while acting as Trustee) hereunder, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. A successor Trustee shall mail notice of its succession to each Holder.

9.9.8	A retiring Trustee shall not be liable for the acts or omissions of any successor Trustee after its succession.

9.9.9	Notwithstanding replacement of the Trustee pursuant to this Section 9.9, the Company’s obligations under Section 9.8 shall continue for the benefit of the retiring Trustee.

9.10    Successor Trustee by Merger, Etc.

            If the Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business (including the administration of this Indenture) to, another corporation, the resulting, surviving or transferee corporation, without any further act, shall be the successor Trustee; provided such transferee corporation shall qualify and be eligible under Section 9.15. Such successor Trustee shall promptly mail notice of its succession to the Company and each Holder (and to beneficial owners as required by applicable law).

9.11    Third Party Interests

            Each party to this Indenture hereby represents to the Trustee that any account to be opened by, or interest to be held by, the Trustee in connection with this Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Trustee’s prescribed form as to the particulars of such third party.

9.12    Trustee Not Bound to Act

            The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to the other parties to this Indenture, provided (i) that the Trustee’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Trustee’s satisfaction within such 10 day period, then such resignation shall not be effective.

9.13    Privacy Laws

            The parties acknowledge that federal and/ or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Indenture. Despite any other provision of this Indenture, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company shall, prior to transferring or causing to be transferred personal information to the Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

9.14    No Conflict of Interest

            The Trustee represents to the Company that at the date of the execution and delivery of this Indenture there exists no material conflict of interest in the Trustee’s role as a fiduciary hereunder. If at any time a material conflict of interest exists in respect of the Trustee’s role as a fiduciary under this Indenture that is not eliminated within 90 days after the Trustee becomes aware that such a material conflict of interest exists, the Trustee shall resign from the trusts under this Indenture by giving notice in writing of such resignation and the nature of such conflict to the Company at least 21 days prior to the date upon which such resignation is to take effect, and shall on such date be discharged from all further duties and liabilities hereunder. The validity and enforceability of this Indenture and any Securities shall not be affected in any manner whatsoever by reason only of the existence of a material conflict of interest of the Trustee.

9.15    Eligibility; Disqualification.

9.15.1

For so long as required by applicable Canadian law, there shall be a Trustee under this Indenture. The Trustee shall at all times be a company organized under the laws of Canada or any province thereof and authorized under such laws to carry on trust business therein.

9.15.2	If at any time the Trustee shall cease to satisfy any requirements of this Section 9.15, it shall resign immediately in the manner and with the effect specified in this Article 9.

ARTICLE 10
SATISFACTION AND DISCHARGE OF INDENTURE

10.1    Satisfaction and Discharge of Indenture.

10.1.1

This Indenture shall cease to be of further force and effect (except as to any surviving rights of conversion, registration of transfer or exchange of Securities herein expressly provided for and except as further provided below), and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when either:

	(a)	all Securities theretofore authenticated and delivered have been delivered to the Trustee for cancellation; or

	(b)	all such Securities not theretofore delivered to the Trustee for cancellation,

(i) have become due and payable,

(ii) will become due and payable at the Final Maturity Date within one year, or

(iii)

are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee for the giving of a Redemption Notice by the Trustee in the name, and at the expense, of the Company;

provided in the case of clause (b), that

(c)

the Company has deposited with the Trustee or a Paying Agent (other than the Company or any of its Affiliates) as trust funds in trust for the purpose of and in an amount of money and/or Shares, if applicable, sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Final Maturity Date or Redemption Date, as the case may be. In the event that the Company exercises its right to redeem the Securities as provided in Article 3, the Company shall have the right to withdraw its funds and/or

Shares, if applicable, previously deposited with the Trustee or Paying Agent pursuant to the immediately preceding sentence;

(d)	the Company has paid or caused to be paid all other sums payable hereunder by the Company; and

(e)

the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein relating to the satisfaction and discharge of this Indenture have been complied with.

10.1.2

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company with respect to the conversion privilege and the Conversion Rate of the Securities pursuant to Article 4 and Article 5 and, if money shall have been deposited with the Trustee pursuant to clause (c) of Section 10.1.1, the provisions of Section 2.5, Section 2.6, Section 2.7, Section 2.9, Section 2.10, Section 2.11, Section 2.15, Section 2.17, Section 2.18 and Section 6.1, Article 4 and this Article 10, shall survive until the Securities have been paid in full. Provided that the indemnity in Section 9.8 shall not be extinguished by the payment of the Securities.

10.2    Application of Trust Money.

10.2.1

Subject to the provisions of Section 10.3, the Trustee or a Paying Agent shall hold in trust, for the benefit of the Holders, all money and/or Shares, if applicable, deposited with it pursuant to Section 10.1 and shall apply the deposited money and/or Shares, if applicable, in accordance with this Indenture and the Securities to the payment of the principal of and interest on the Securities.

10.2.2

Upon receipt of a direction from the Company, the Trustee shall invest any proceeds or funds received hereunder in Government Obligations in its name in accordance with such direction. Any direction from the Company to the Trustee shall be in writing and shall be provided to the Trustee no later than 11:00 a.m. (Toronto time) on the day on which the investment is to be made. Any such direction received by the Trustee after 11:00 a.m. (Toronto time) or received on a non- Business Day shall be deemed to have been given prior to 11:00 a.m. (Toronto time) the next Business Day. For the purpose hereof, “Government Obligations” means short term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province of Canada.

10.2.3

In the event that the Trustee does not receive a direction or only a partial direction, the Trustee may hold cash balances constituting part or all of the proceeds or funds and may, but need not, invest same in its deposit department or the deposit department of one of its Affiliates; but the Trustee and its Affiliates shall not be liable to account for any profit to any parties to this Indenture or to any other person or entity other than at a rate, if any, established from time to time by the Trustee or one of its Affiliates.

10.3    Repayment to Company.

10.3.1	The Trustee and each Paying Agent shall promptly pay to the Company upon request any excess money and/or Shares, if applicable, deposited with them pursuant to Section 10.1.1 held by them at any time.

10.3.2

The Trustee and each Paying Agent shall, subject to applicable abandonment property laws, remit to the Company upon request any money and/or Shares, if applicable, held by them for the payment of principal or interest that remains unclaimed for six years after a right to such money and/or Shares, if applicable, have matured. After remittance to the Company, Holders entitled to money and/or Shares, if applicable, must look to the Company for payment as general creditors unless an applicable abandoned property law designates another person.

10.4    Reinstatement.

10.4.1

If the Trustee or any Paying Agent is unable to apply any money and/or Shares, if applicable, in accordance with Section 10.2 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company’s obligations under this Indenture and the Securities shall be revived and reinstated as though no deposit had occurred pursuant to Section 10.1 until such time as the Trustee or such Paying Agent is permitted to apply all such money and/or Shares, if applicable, in accordance with Section 10.2; provided, however, that if the Company has made any payment of the principal of or interest on any Securities because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Securities to receive any such payment from the money and/or Shares, if applicable, held by the Trustee or such Paying Agent.

10.4.2

If pursuant to the last sentence of Section 10.1.1(c), the Company withdraws its previously deposited funds and/or Shares, if applicable, as a result of its exercise of its redemption right, the Company’s obligations under this Indenture and the Securities shall be revived and reinstated as though no deposit has occurred pursuant to Section 10.1.

ARTICLE 11
AMENDMENTS; SUPPLEMENTS AND WAIVERS

11.1    Without Consent of Holders.

11.1.1	The Company and the Trustee may amend or supplement this Indenture or the Securities without notice to or consent of any Holder of a Security for the purpose of:

	(a)	evidencing a successor to the Company and the assumption by that successor of the Company’s obligations under this Indenture and the Securities;

	(b)	adding to the Company’s covenants for the benefit of the Holders or surrendering any right or power conferred upon the Company;

	(c)	securing the Company’s obligations in respect of the Securities;

	(d)	adding a guarantor of the Securities;

	(e)	evidencing and providing for the acceptance of the appointment of a successor Trustee in accordance with Article 9;

	(f)	complying with any requirements in order to effect or maintain the qualification of this Indenture under Indenture Legislation;

(g)

providing for conversion rights of Holders if any reclassification, recapitalization or other change of Shares or any consolidation, amalgamation, arrangement, merger or sale, conveyance, transfer of lease of all or substantially all of the Company’s property and assets occurs or otherwise complying with the provisions of this Indenture in the event of a merger, amalgamation, consolidation or sale, conveyance, transfer or lease of assets (including the provisions of Section 4.9 and Article 7);

(h)	increasing the Conversion Rate, provided that the increase will not adversely affect the interests of Holders, based on the Opinion of Counsel;

(i)	curing any ambiguity, omission, inconsistency or correcting or supplementing any defective provision contained in this Indenture; or

(j)	modifying any other provisions of this Indenture in any manner that will not adversely affect the interests of the Holders in any material respect.

11.2    With Consent of Holders.

11.2.1

Subject to Section 11.1, the Company and the Trustee may amend or supplement this Indenture or the Securities with the written consent of the Holders of at least 66 2/3% of the principal amount of the Securities then outstanding or by the adoption of a resolution at a meeting of Holders by at least 66 2/3% in aggregate principal amount of the Securities represented at the meeting. However, subject to Section 11.3, without the written consent of the Holders of not less than 90% of the aggregate principal amount of Securities then outstanding (an “Extraordinary Resolution”), an amendment, supplement or waiver may not:

	(a)	alter the manner of calculation or rate of accrual of interest on any Security or change the time of payment of any instalment of interest on, any Security;

	(b)	make any of the Securities payable in money or securities other than that stated in the Securities;

	(c)	change the stated maturity of any Security;

(d)

reduce the principal amount, Redemption Price or Change of Control Purchase Price (as applicable) with respect to any of the Securities, the amount payable upon redemption or purchase pursuant to Article 3, Article 5 or the Make-Whole Premium, with respect to any Security;

	(e)	make any change to the adjustment provisions in Article 4 and Article 5;

	(f)	make any change that adversely affects the rights of a Holder to convert any of the Securities in any material respect;

	(g)	make any change that adversely affects the rights of Holders to require the Company to purchase Securities at the option of Holders in any material respect;

	(h)	impair the right to institute suit for the enforcement of any payment on or with respect to any Security or with respect to the conversion of any Security; or

	(i)	change the provisions in this Indenture that relate to modifying or amending this Indenture.

11.2.2	After an amendment, supplement or waiver under this Section 11.2 becomes effective, the Company shall promptly mail to the Holders affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment, supplement or waiver.

11.3    Revocation and Effect of Consents.

11.3.1

Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder is a continuing consent by the Holder and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder’s Security, even if notation of the consent is not made on any Security. However, any such Holder or subsequent Holder may revoke the consent as to its Security or portion of a Security if the Trustee receives the notice of revocation before the date the amendment, supplement or waiver becomes effective.

11.3.2

After an amendment, supplement or waiver becomes effective in accordance with the approvals required by this Indenture, it shall bind every Holder of a Security and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder’s Security.

11.4    Notation on or Exchange of Securities.

            If an amendment, supplement or waiver changes the terms of a Security, the Trustee may require the Holder of the Security to deliver it to the Trustee. The Trustee may place an appropriate notation on the Security about the changed terms and return it to the Holder. Alternatively, if the Company or the Trustee so determines, the Company in exchange for the Security shall issue and the Trustee shall authenticate a new Security that reflects the changed terms.

11.5    Trustee to Sign Amendments, Etc.

            The Trustee shall sign any amendment or supplemental indenture authorized pursuant to this Article 11 if the amendment or supplemental indenture does not adversely affect the rights, duties, liabilities or immunities of the Trustee. If it does, the Trustee may, in its sole discretion, but need not sign it. In signing or refusing to sign such amendment or supplemental indenture, the Trustee shall be entitled to receive and, subject to Section 9.1, shall be fully protected in relying upon, an Opinion of Counsel stating that such amendment or supplemental indenture is authorized or permitted by this Indenture.

11.6    Effect of Supplemental Indentures.

            Upon the execution of any supplemental indenture under this Article 11, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

11.7    Exchange Approval of Amendments.

            This Indenture may not be amended or supplemented without the prior written consent of the TSX or such other exchange on which the Securities are then listed.

ARTICLE 12
MEETINGS OF HOLDERS

12.1    Right to Convene Meetings.

            The Trustee may at any time and from time to time convene a meeting of the Holders, and the Trustee shall convene a meeting of the Holders upon receipt of a request of the Company or a written request signed by the Holders of not less than 25% of the principal amount on the Securities then outstanding and upon being funded and indemnified to its reasonable satisfaction by the Company or by the Holders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting. If the Trustee fails within 30 days after receipt of any such request and such indemnity to give notice convening a meeting, the Company or such Holders, as the case may be, may convene such meeting. Every such meeting shall be held in Toronto, Ontario, or at such other place as may be approved or determined by the Trustee, the Company or the Holders as convened in accordance with this Section 12.1.

12.2    Notices of Meetings.

            Notice of a meeting of Holders shall be given to the Holders in the manner specified in Section 12.1 at least 25 days prior to the date of the meeting, and a copy of any notice sent by mail to Holders shall be sent by mail to the Trustee (unless the meeting has been called by it) and to the Company (unless the meeting has been called by it). A notice of a meeting of Holders shall state the time and place at which the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat, and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 12.

12.3    Chairman.

            The Holders present in person or represented by proxy shall choose an individual present to be the chairman of the meeting who need not be a Holder.

12.4    Quorum.

            The quorum for a meeting of Holders shall be Holders present in person or represented by proxy and owning or representing at least 25% of the aggregate principal amount of the Securities then outstanding. If a quorum is not present within 30 minutes from the time fixed for the holding of a meeting, the meeting, if convened by the Holders, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place, and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Holders present in person or represented by proxy shall constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent at least 25 % of the aggregate principal amount of the Securities then outstanding.

12.5    Power to Adjourn.

            The chairman of a meeting at which a quorum of Holders is present may, with the consent of the Holders of 66 2/3% of the aggregate principal amount of the Securities present or represented thereat, adjourn such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

12.6    Show of Hands.

            Except as otherwise provided in this Indenture, every resolution submitted to a meeting shall be decided by at least 66 2/3% of the votes cast on a show of hands, and unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Securities, if any, held by him.

12.7    Poll.

            On any resolution proposed to be passed by the Holders of not less than 90% of the aggregate principal amount of Securities then outstanding and on any other resolution submitted to a meeting in respect of which the chairman of the meeting or one or more Holders or proxyholders for Holders demands a poll, a poll shall be taken in such manner and either at once or after an adjournment as the chairman of the meeting shall direct.

12.8    Voting.

12.8.1

On a show of hands, every Person who is present and entitled to vote, whether as a Holder or as proxyholder for one or more Holders or both, shall have one vote. On a poll, each Holder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Securities held by such Holder on the record date fixed for the meeting. A proxyholder need not be a Holder. In the case of joint Holders of a Security, any one of them present in person or represented by proxy at the meeting may vote in the absence of the other or others, but if more than one of them are present in person or represented by proxy, they shall vote together in respect of the Securities of which they are joint Holders.

12.8.2

In the case of a Global Debenture, the Depository may appoint or cause to be appointed a Person or Persons as proxies and shall designate the number of votes entitled to each such Person, and each such Person shall be entitled to be present at any meeting of Holders and shall be the Persons entitled to vote at such meeting in accordance with the number of votes set out in the Depository’s designation.

12.9    Company and Trustee May Be Represented.

            The Company and the Trustee, by their respective officers, directors and employees, and the legal advisers of the Company and the Trustee may attend any meeting of the Holders, but shall have no voting rights.

12.10  Minutes.

            Minutes of all resolutions and proceedings at every meeting of Holders shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Company, and any such minutes, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Holders, shall be prima facie evidence of the matters therein stated and, unless the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings had shall be deemed to have been duly passed and had.

12.11  Instruments in Writing.

            Except as otherwise provided herein, and except in respect of an Extraordinary Resolution, all actions which may be taken and all powers that may be exercised by the Holders at a meeting held as hereinbefore provided may also be taken and exercised by the Holders of 66 2/3% of the aggregate principal amount of all the outstanding Securities and by an instrument in writing signed in one or more counterparts.

12.12  Binding Effect of Resolutions.

            Every resolution passed in accordance with the provisions of this Indenture at a meeting of Holders shall be binding upon all the Holders, whether present at or absent from such meeting, and every instrument in writing signed by Holders in accordance with the terms of this Indenture shall be binding upon all the Holders, whether signatories thereto or not, and each and every Holder and the Trustee (subject to the provisions for its remuneration, indemnification and protection herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

12.13  Record Date for Vote or Consent of Holders of Securities.

            The Company (or, in the event deposits have been made pursuant to Section 10.1, the Trustee) may set a record date for purposes of determining the identity of Holders entitled to vote or consent to any action by vote or consent authorized or permitted under this Indenture, which record date shall not be more than 30 days prior to the date of the commencement of solicitation of such action. Notwithstanding the provisions of Section 11.3, if a record date is fixed, those persons who were Holders of Securities at the close of business on such record date (or their duly designated proxies), and only those persons, shall be entitled to take such action by vote or consent or to revoke any vote or consent previously given, whether or not such persons continue to be Holders after such record date.

12.14  Rules by Trustee, Paying Agent, Registrar and Conversion Agent.

            The Trustee, or the Company with the approval of the Trustee, may from time to time make such other reasonable rules (not inconsistent with the terms of this Indenture) for action by or at a meeting of Holders. Any Registrar, Paying Agent or Conversion Agent may make reasonable rules for its functions.

ARTICLE 13
SECURITY GUARANTEES

13.1    Security Guarantee.

13.1.1

Subject to Section 13.2, each of the Guarantors hereby, jointly and severally, unconditionally guarantees each Holder of a Security authenticated and delivered by the Trustee and to the Trustee and their respective successors and assigns, irrespective of the validity and enforceability of this Indenture, the Securities or the obligations of the Company hereunder or thereunder, that:

(a)

the principal of and interest on the Securities will be promptly paid in full when due, subject to any applicable grace period, whether at maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of and interest on the Securities, if any, if lawful, and all other obligations of the Company to the Holders and the Trustee hereunder or thereunder will be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and

(b)

in case of any extension of time of payment or renewal of any Securities or any of such other obligations, the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, subject to any applicable grace period, whether at stated maturity, by acceleration or otherwise.

Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Guarantors will be jointly and severally obligated to pay the same immediately. Each Guarantor agrees that this is a guarantee of payment and performance.

13.1.2

The Guarantors hereby agree that their obligations hereunder are unconditional, irrespective of the validity, regularity or enforceability of the Securities or this Indenture, the absence of any action to enforce the same, any waiver or consent or any indulgence, modification, amendment, accommodation or compromise by any Holder of the Securities with respect to any provisions hereof or thereof, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defence of a guarantor. Each Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever and covenant that this Security Guarantee will not be discharged except by complete performance of the obligations contained in the Securities and this Indenture. Each Guarantor waives any rights it may have that are inconsistent with the provisions hereof. No change in the constating documents, ownership, direct and indirect control of the Company or the Guarantors, or any other circumstance of any kind whatsoever affecting any of them that might otherwise afford a legal or equitable defence to the Guarantors or a discharge of the covenant herein shall in any way limit or lessen the liability of the Guarantors hereunder. No delay on the part of any Holder in exercising its rights shall constitute a waiver. This section is in addition to and not in substitution for any rights of a Holder.

13.1.3

If any Holder or the Trustee is required by any court or otherwise to return to the Company, the Guarantors or any custodian, trustee, liquidator or other similar official acting in relation to either the Company or the Guarantors, any amount paid by the Company or any Guarantor to the Trustee or such Holder, this Security Guarantee, to the extent theretofore discharged, will be reinstated in full force and effect.

13.1.4

Each Guarantor agrees that it will not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby. Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (1) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article 8 hereof for the purposes of this Security Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (2) in the event of any declaration of acceleration of such obligations as provided in Article 8 hereof, such obligations (whether or not due and payable) will forthwith become due and payable by the Guarantors for the purpose of this Security Guarantee. The Guarantors will have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Guarantee.

13.2    Execution and Delivery of Security Guarantee.

13.2.1	To evidence its Security Guarantee set forth in Section 13.1 hereof, each Guarantor hereby agrees that a notation of such Security Guarantee substantially in the form attached as Exhibit B hereto will be signed by an Officer of such Guarantor (by manual or facsimile signature) on each Security authenticated and delivered by the Trustee and that this Indenture will be executed on behalf of such Guarantor by one of its Officers.

13.2.2

Each Guarantor hereby agrees that its Security Guarantee set forth in Section 13.1 hereof will remain in full force and effect notwithstanding any failure to endorse on each Security a notation of such Security Guarantee.

13.2.3

If an Officer whose signature is on this Indenture or on the Security Guarantee no longer holds that office at the time the Trustee authenticates the Security on which a Security Guarantee is endorsed, the Security Guarantee will be valid nevertheless.

13.2.4	The delivery of any Security by the Trustee, after the authentication thereof hereunder, will constitute due delivery of the Security Guarantee set forth in this Indenture on behalf of the Guarantors.

13.2.5

In the event that the Company creates or acquires a Material Subsidiary after the Original Issue Date, the Company will cause such Material Subsidiary to comply with the provisions of Section 6.12 hereof and this Article 13, to the extent applicable.

13.3    Guarantors May Consolidate, etc., on Certain Terms

13.3.1

A Guarantor may not transfer, sell or otherwise dispose of all or substantially all of its assets to, or consolidate with, amalgamate or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than the Company or another Guarantor.

ARTICLE 14
MISCELLANEOUS

14.1    Notices.

14.1.1

Any demand, authorization notice, request, consent or communication shall be given in writing and delivered in person or mailed by first-class mail, postage prepaid, addressed as follows or transmitted by facsimile transmission (confirmed by delivery in person or mail by first-class mail, postage prepaid, or by guaranteed overnight courier) to the following facsimile numbers:

If to the Company or the Guarantors, to:

Great Basin Gold Ltd.
Suite 1108 – 1030 West Georgia Street
Vancouver, British Columbia V6E 2Y3
Attention: Ferdi Dippenaar

Facsimile No.: (604) 684-8092

with a copy to (which shall not constitute notice):

Lang Michener LLP
Suite 1500 – 1055 Georgia Street
Vancouver, British Columbia V6E 4N7
Attention: Bernie Zinkhofer

Facsimile No: (604) 893-2395

if to the Trustee, to:

Computershare Trust Company of Canada
3rd Floor, 510 Burrard Street
Vancouver, British Columbia V6C 3B9
Attention: Manager, Corporate Trust

Facsimile No: (604) 661-9403

and any such notice or communication delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if mailed, shall be deemed to have been effectively given three days following the mailing thereof, or if transmitted by facsimile transmission the day of transmission or, if such day is not a Business Day, on the first Business Day following the day of transmission; provided that if such notice or communication is delivered or transmitted by facsimile transmission after 4:00 p.m. (Toronto time), such notice will be deemed to be received on the next Business Day.

14.1.2	The Company or the Trustee by notice to the other may designate additional or different addresses for subsequent notices or communications.

14.1.3

Any notice or communication mailed to a Holder of a Security (and to beneficial owners as required by applicable law) shall be mailed by first-class mail or delivered by an overnight delivery service to it at its address shown on the register kept by the Trustee.

14.1.4

Failure to mail a notice or communication to a Holder of a Security or any defect in it shall not affect its sufficiency with respect to other Holders of Securities. If a notice or communication to a Holder of a Security is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

14.1.5	If the Company mails any notice to a Holder of a Security, it shall mail a copy to the Trustee and each Registrar, Paying Agent and Conversion Agent.

14.2 Mail Service Interruption.

     If by reason of any interruption of mail service, actual or threatened, any notice or communication to be given to the Trustee would reasonably be unlikely to reach its destination by the time notice or communication by mail is deemed to have been given pursuant to Section 14.1, such notice or communication shall be valid and effective only if delivered at the appropriate address in accordance with Section 14.1 other than through mail delivery.

14.3 Certificate and Opinion as to Conditions Precedent.

14.3.1	Upon any request or application by the Company to the Trustee to take any action under this Indenture, the Company shall furnish to the Trustee at the request of the Trustee:

(a)

an Officers’ Certificate stating that, in the opinion of the signers, all conditions precedent (including any covenants, compliance with which constitutes a condition precedent), if any, provided for in this Indenture relating to the proposed action have been complied with; and

(b)

an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent (including any covenants, compliance with which constitutes a condition precedent) have been complied with.

14.3.2	Each Officers’ Certificate and Opinion of Counsel with respect to compliance with a condition or covenant provided for in this Indenture shall include:

	(a)	a statement that the person making such certificate or opinion has read such covenant or condition;

	(b)	a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c)

a statement that, in the opinion of such person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and

	(d)	a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with;

provided, however, that with respect to matters of fact an Opinion of Counsel may rely on an Officers’ Certificate or certificates of public officials.

14.4    Day not a Business Day.

            In the event that any day on or before which any action required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

14.5    Governing Law.

            This Indenture and the Securities shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein. The Company and the Guarantors have submitted to the non-exclusive jurisdiction of any court of the Province of British Columbia for purposes of all legal actions and proceedings instituted in connection with the Indenture and the Securities.

14.6    No Adverse Interpretation of Other Agreements.

            This Indenture may not be used to interpret another indenture, loan or debt agreement of the Company or a Subsidiary of the Company. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

14.7    No Recourse Against Others.

            All liability described in paragraph 20 of the Securities of any director, officer, employee or shareholder, as such, of the Company hereby is waived and released by each of the Holders.

14.8   No Security Interest Created.

            Nothing in this Indenture or in the Securities, express or implied, shall be construed to constitute a security interest under personal property security legislation in Canada (including the Civil Code), the Uniform Commercial Code in the United States or similar legislation, now in effect or hereafter enacted and made effective, in any jurisdiction.

14.9   Benefits of Indenture.

            Nothing in this Indenture or in the Securities, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, any paying agent, the Holders of Securities (and each such person who becomes a Holder of Securities), the Trustee and to the extent provided in Section 8.5, the holders of Shares, any benefit or any legal or equitable right, remedy or claim under this Indenture.

14.10  Successors.

            All agreements of the Company in this Indenture and the Securities shall bind its successor. All agreements of the Trustee in this Indenture shall bind its successor.

14.11  Table of Contents, Headings, Etc.

            The table of contents, cross-reference sheet and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

14.12  Other Currencies.

            For the purpose of making any computation under this Indenture, any currency other than Canadian dollars shall be converted into Canadian dollars at the applicable Bank of Canada noon rate of exchange for purchases or sales of Canadian dollars as applicable in the circumstances on the date on which such computation is to be made.

14.13  Severability.

            If, in any jurisdiction, any provision of this Indenture or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Indenture and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other party or circumstances.

14.14  Assignment and Enurement.

            The parties hereto acknowledge and agree, and any beneficiaries hereunder are hereby deemed to have acknowledged and agreed that the Trustee may, without the consent of any other party, assign all of its rights and duties under this Indenture, and under any ancillary agreements executed in connection herewith, to such federal trust company as may result from Computershare Trust Company of Canada being continued as a trust company pursuant to the terms of the Trust and Loan Companies Act (Canada). Any such assignment shall be effective without the need for any further notice or advice to, or approval of, the parties hereto and without any further act or formality whatsoever.

14.15  Acceptance of Trusts.

            The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions set forth in this Indenture and in trust for the Holders from time to time, subject to the terms and conditions of this Indenture.

14.16  Counterparts and Formal Date.

            This Indenture may be executed in several counterparts, each of which, when so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear date as of November 19, 2009.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands as of the date and year first above written.

GREAT BASIN GOLD LTD.

/s/ Lou van Vuuren
Per:
Name: Lou van Vuuren
Title: Chief Financial Officer

N5C RESOURCES INC.

/s/ Lou van Vuuren
Per:	Authorized Signatory

N6C RESOURCES INC.

/s/ Lou van Vuuren
Per:	Authorized Signatory

PUMA GOLD (PTY) LTD

/s/ Lou van Vuuren
Per:	Authorized Signatory

SOUTHGOLD EXPLORATION (PTY) LTD

/s/ Lou van Vuuren
Per:	Authorized Signatory

COMPUTERSHARE TRUST
COMPANY OF CANADA

/s/ Karl Burgess
Per:
Authorized Signatory

/s/ Gabriel Ducharme
Per:
Authorized Signatory

EXHIBIT “A”
FORM OF SECURITY

Global Security Legend:

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO GREAT BASIN GOLD LTD. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS&CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS&CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CDS&CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.1

Restricted Securities Legend:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH CANADIAN LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH (I) RULE 144A UNDER THE U.S. SECURITIES ACT TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER THAT IS PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE OFFER, SALE OR TRANSFER IS BEING MADE IN RELIANCE OF RULE 144A, OR (II) THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE U.S. SECURITIES ACT, IF APPLICABLE, AND, IN EACH CASE, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF (C)(II) AND (D), THE SELLER FURNISHES TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY TO SUCH EFFECT.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE COMPANY IS A “FOREIGN ISSUER” WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM THE COMPANY’S REGISTRAR AND TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION IN A FORM SATISFACTORY TO THE COMPANY AND ITS REGISTRAR AND TRANSFER AGENT, TO THE EFFECT THAT SUCH SALE IS BEING

_____________________________
1 This paragraph should be included only if the Security is a Global Security.

MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT. 2

GREAT BASIN GOLD LTD.
8.00 % Senior Unsecured Convertible Debentures due 2014

No. _________________CUSIP/ ISIN: 390124AA3/ CA 390124AA30 or 390124AB1/ CA 390124AB13

          Great Basin Gold Ltd., a corporation incorporated under the laws of British Columbia, promises to pay to CDS&Co.3 or registered assigns, the principal amount set forth in the attached Schedule 1 on November 30, 2014.

          This Security shall bear interest as specified in this Security.

          This Security is convertible as specified in this Security.

          Additional provisions of this Security are set forth in this Security.

Dated: November 19, 2009

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

GREAT BASIN GOLD LTD.

Per: _____________________________________________
Name: Ferdi Dippenaar
Title: President, Chief Executive Officer
and Director

Per: _____________________________________________
Name: Lou van Vuuren
Title: Chief Financial Officer

Date: ___________________________

Trustee’s Certificate of Authentication: This is one of the
Securities referred to in the within mentioned Indenture.

__________________________________________
2 These paragraphs to be included only if the Security is a Restricted Security.
3 CDS&Co. to be listed only if the Security is a Global Security. If the Security is a registered and definitive Restricted Security, the name of the registered holder of the Security is to he inserted.

COMPUTERSHARE TRUST
COMPANY OF CANADA, as Trustee

Per: _____________________________________________
Authorized Signing Officer

Per: _____________________________________________
Authorized Signing Officer

GREAT BASIN GOLD LTD.
SENIOR UNSECURED CONVERTIBLE DEBENTURES DUE
November 30, 2014

1.      INTEREST

          Great Basin Gold Ltd., a corporation incorporated under the laws of British Columbia (the “Company”, which term shall include any successor corporation under the Indenture hereinafter referred to), promises to pay interest on the principal amount of this Security at the rate of 8.00 % per annum. The Company shall pay interest semi-annually in arrears on May 30 and November 30 of each year (each an “Interest Payment Date”) to those Holders of record on each Regular Record Date (as defined below), commencing May 30, 2010. Each payment of interest will include interest accrued through the day before the relevant Interest Payment Date (or purchase or redemption date, as the case may be). Interest on the Securities shall be computed by the Company semi-annually on the basis of a 360-day year composed of twelve 30-day months.

          No sinking fund is provided for the Securities.

2.      MATURITY

          The Securities will mature on November 30, 2014 (the “Final Maturity Date”).

3.      PAYMENT OF INTEREST AND PRINCIPAL

          The Company shall pay interest on this Security (except defaulted interest) to the person who is the Holder of this Security at the close of business on May 15 or November 15 (or on the next Business Day, if such date is not a Business Day), as the case may be, (each, a “Regular Record Date”) next preceding the related Interest Payment Date. The Holder must surrender this Security to the Trustee or a Paying Agent to collect payment of principal. The Company will pay principal and interest in the lawful currency of Canada. The Company must pay principal and interest in respect of any Security by certified cheque, bank draft or wire transfer, as applicable, in accordance with the terms of the Indenture.

          Any wire transfer instructions received by the Trustee will remain in effect until revoked by the Holder.

4.      PAYING AGENT, REGISTRAR AND CONVERSION AGENT

          Initially, Computershare Trust Company of Canada (the “Trustee”, which term shall include any successor trustee under the Indenture hereinafter referred to) will act as Paying Agent, Registrar and Conversion Agent. The Company may change any Paying Agent, Registrar or Conversion Agent without notice to the Holder. The Company or any of its Subsidiaries may, subject to certain limitations set forth in the Indenture, act as Paying Agent or Registrar.

5.      INDENTURE, LIMITATIONS

          This Security is one of a duly authorized issue of Securities of the Company designated as its 8.00% Senior Unsecured Convertible Debentures due November 30, 2014 (the “Securities”), issued under an Indenture dated November 19, 2009 (together with any supplemental indentures thereto, the “Indenture”), among the Company, the Trustee and the Guarantors. The terms of this Security include those stated in the Indenture and those required by or made part of the Indenture by reference to indenture legislation. This Security is subject to all such terms, and the Holder of this Security is referred to the

Indenture and said legislation for a statement of them. In the event of any contradiction or inconsistency between the provisions of the Indenture and this Security, the provisions of the Indenture shall prevail.

            The Securities are direct unsecured obligations of the Company limited to $126,500,000 aggregate principal amount.

6.        RANK

            The indebtedness evidenced by this Security, and by all other Securities now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Company, and will rank equally with one another and, except with respect to the subsidiary guarantees outlined in the Indenture, with all other unsecured and unsubordinated indebtedness of the Company except as prescribed by law. The Indenture does not limit the Company from incurring additional indebtedness that ranks senior to the Securities, or from mortgaging, pledging or charging the Company’s properties to secure any indebtedness.

7.        ADDITIONAL AMOUNTS

            The Company will pay to the Holders such Additional Amounts as may become payable under Section 6.10 of the Indenture.

8.        REDEMPTION AT THE OPTION OF THE COMPANY

            Subject to Section 3.5 of the Indenture the Securities shall not be redeemable.

9.        REDEMPTION FOR TAX REASONS

            The Company may at any time, at its option, redeem the Securities, in whole but not in part, at the principal amount thereof, plus accrued and unpaid interest, if any, to but excluding the date fixed for redemption (the “Redemption Price”) if the Company has become or would become obligated to pay to the Holders Additional Amounts (which are more than a de minimus amount, as determined by the Company, acting reasonably) as a result of any amendment or change occurring after November 19, 2009 in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change occurring after November 19, 2009 in the interpretation or application of any such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided the Company cannot avoid these obligations by taking reasonable measures available to it and that it delivers to the Trustee an opinion of Canadian legal counsel specializing in taxation and an Officers’ Certificate attesting to such change and obligation to pay Additional Amounts. The Company will not and will not cause any Paying Agent or the Trustee to deduct from such Redemption Price any amounts on account of, or in respect of, any Canadian Taxes (except in respect of certain Excluded Holders and other than Excluded Taxes). In such event, the Company will give the Trustee and the Holders of the Securities notice of this redemption in accordance with the notice requirements of Section 3.2 of the Indenture, except that (i) the Company will not give Redemption Notice earlier than 60 days prior to the earliest date on or from which it would be obligated to pay any such Additional Amounts, and (ii) at the time the Company gives the notice, the circumstances creating its obligation to pay such Additional Amounts remain in effect.

            Upon receiving such Redemption Notice, each Holder who does not wish to have the Company redeem its Securities can elect to (i) convert its Securities pursuant to Article 4 of the Indenture or (ii) in respect of Section 3.5.2 not have its Securities redeemed, provided that no Additional Amounts will be payable by the Company on any payment of interest or principal with respect to the Securities after such Redemption Date and all future payments will be subject to the deduction or withholding of any Canadian Taxes required to be deducted or withheld.

            Where no such election is made, the Holder will have its Securities redeemed without any further action. If a Holder does not elect to convert its Securities pursuant to Article 4 of the Indenture but wishes to elect to not have its Securities redeemed, such Holder must deliver to the Company (if the Company is acting as its own Paying Agent), or the Trustee, a written notice of election (the “Notice of Election”) on the back of this Security, or any other form of written notice substantially similar to the Notice of Election, in each case, duly completed and signed, so as to be received by the Paying Agent no later than the close of business on a Business Day at least five Business Days prior to the Redemption Date.

            A Holder may withdraw any Notice of Election by delivering to the Company (if the Company is acting as its own Paying Agent), or to the Trustee designated by the Company in the Redemption Notice, a written notice of withdrawal two Business Days prior to the Redemption Date.

10.      CHANGE OF CONTROL

            Subject to the terms and conditions of the Indenture, the Company shall become obligated, subject to certain exceptions described in the Indenture, to offer to purchase all of the outstanding Securities. The Company shall become obligated to purchase all or any part specified by the Holder (so long as the principal amount of such part is $1,000 or an integral multiple of $1,000) of the Securities held by such Holder on a date specified by the Company that is 30 Business Days after the date that a Change of Control Company Notice is delivered, at a purchase price equal to 100% of the principal amount thereof together with accrued and unpaid interest, if any, to, but excluding, the Change of Control Purchase Date. The Holder shall have the right to withdraw any Change of Control Purchase Notice (in whole or in a portion thereof that is $1,000 or an integral multiple of $1,000) at any time prior to the close of business on the Business Day next preceding the Change of Control Purchase Date by delivering a written notice of withdrawal to the Paying Agent in accordance with the terms of the Indenture.

11.      CONVERSION

            Subject to and upon compliance with the provisions of the Indenture, a Holder may surrender for conversion any Security that is $1,000 principal amount or integral multiples thereof.

12.      DENOMINATIONS, TRANSFER, EXCHANGE

           The Securities are in registered form, without coupons, in denominations of $1,000 principal amount and integral multiples of $1,000 principal amount. A Holder may register the transfer of or exchange Securities in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes or other governmental charges that may be imposed in relation thereto by law or permitted by the Indenture.

13.      PERSONS DEEMED OWNERS

            The Holder of a Security may be treated as the owner of it for all purposes.

14.      MERGER OR CONSOLIDATION

            The Company may not, without the consent of the Holders, consolidate with or amalgamate or merge with or into any Person or sell, convey, transfer or lease all or substantially all of the properties and assets of the Company to another Person unless: (1) the Person formed by such consolidation or into which the Company is amalgamated or merged, or the Person which acquires by sale, conveyance, transfer or lease all or substantially all of the properties and assets of the Company is a corporation incorporated and existing under the laws of Canada or any province or territory thereof or the laws of the United States and such corporation (if other than the Company or the continuing corporation resulting from the amalgamation of the Company with another corporation under the laws of Canada or any province or territory thereof) expressly assumes, by an indenture supplemental to the Indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, the obligations of the Company under the Securities and the Indenture and the performance or observance of every covenant and provision of the Indenture and the Securities required on the part of the Company to be performed or observed and the conversion rights shall be provided for in accordance with Article 4 of the Indenture, by supplemental indenture satisfactory in form to the Trustee, executed and delivered to the Trustee, by the Person (if other than the Company or the continuing corporation resulting from the amalgamation of the Company with another corporation under the laws of Canada or any province or territory thereof) formed by such consolidation or into which the Company shall have been merged or by the Person which shall have acquired the Company’s assets; (2) after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and (3) if the Company will not be the resulting, continuing or surviving corporation, the Company shall have, at or prior to the effective date of such consolidation, amalgamation, merger or sale, conveyance, transfer or lease, delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer complies with Article 7 of the Indenture and, if a supplemental indenture to the Indenture is required in connection with such transaction, such supplemental indenture complies with Article 7 of the Indenture, and that all conditions precedent herein provided for relating to such transaction have been complied with; provided however, for purposes of the foregoing, the sale, conveyance, transfer or lease (in a single transaction or a series of related transactions) of the properties and assets of one or more Subsidiaries of the Company (other than to the Company or another wholly- owned Subsidiary of the Company), which, if such properties or assets were directly owned by the Company, would constitute all or substantially all of the properties and assets of the Company and its Subsidiaries, taken as a whole, shall be deemed to be the sale, conveyance, transfer or lease of all or substantially all of the properties and assets of the Company.

15.      UNCLAIMED MONEY

            If money for the payment of principal or interest remains unclaimed for six years, the Trustee and any Paying Agent will remit the money back to the Company at its written request, subject to applicable unclaimed property law and the provisions of the Indenture. After that, Holders entitled to money must look to the Company for payment as general creditors unless an applicable abandoned property law designates another person.

16.      AMENDMENT, SUPPLEMENT AND WAIVER

            Subject to certain exceptions, which require the consent of the holders of not less than 90% of the aggregate principal amount of the Securities outstanding as set forth in the Indenture, the Indenture or the Securities may be amended or supplemented with the consent of the Holders of at least 66 2/3% in aggregate principal amount of the Securities then outstanding, and an existing Default or Event of Default and its consequence or compliance with any provision of the Indenture or the Securities may be waived in a particular instance with the consent of the Holders of a majority in aggregate principal amount of the Securities then outstanding. Without the consent of or notice to any Holder, the Company and the Trustee may amend or supplement the Indenture or the Securities to, among other things, cure any ambiguity, defect or inconsistency or make any other change that does not adversely affect the rights of the Holders in any material respect.

17.      SUCCESSOR ENTITY

            When a successor corporation assumes all the obligations of its predecessor under the Securities and the Indenture in accordance with the terms and conditions of the Indenture, the predecessor corporation (except in certain circumstances specified in the Indenture) shall be released from those obligations.

18.      DEFAULTS AND REMEDIES

            Under the Indenture, an Event of Default shall occur if:

(a)	the Company fails for 30 days to pay interest on the Securities when due;

(b)	the Company fails to pay principal, interest or other payments, if any, on the Securities when due, whether at maturity, upon redemption, on a Change of Control, by declaration or otherwise;

(c)

a default occurs in the delivery, when due, of all cash and any Shares or other consideration, including any Make Whole Premium, payable upon conversion with respect to the Securities, which default continues for 15 days;

(d)

a default occurs in the observance or performance of any covenant or condition of the Indenture and the failure to cure (or obtain a waiver for) such default for a period of 30 days after notice in writing has been given to the Trustee or from holders of not less than 25% in aggregate principal amount of the Debentures to the Company specifying such default and requiring the Company to rectify or obtain a waiver for same;

(e)

any indebtedness of the Company or its Subsidiaries is declared due and payable prior to the date on which it would otherwise become or be due and payable, unless such default is cured or waived pursuant to the terms of such indebtedness;

(f)	the Company or any of its Subsidiaries pursuant to or within the meaning of any Bankruptcy Law:

	(i)	commences as a debtor a voluntary case or proceeding; or

	(ii)	consents to the entry of an order for relief against it in an involuntary case or proceeding or the commencement of any case against it; or

	(iii)	consents to the appointment of a Receiver of it or for all or substantially all of its property; or

	(iv)	makes a general assignment for the benefit of its creditors; or

	(v)	files a petition in bankruptcy or answer or consent seeking reorganization or relief; or

	(vi)	consents to the filing of such a petition or the appointment of or taking possession by a Receiver; or

(g)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

	(i)	grants relief against the Company or any of its Subsidiaries in an involuntary case or proceeding or adjudicates the Company or any of its Subsidiaries insolvent or bankrupt; or

	(ii)	appoints a Receiver of the Company or any of its Subsidiaries or for all or substantially all of the property of the Company or any of its Subsidiaries; or

	(iii)	orders the winding up or liquidation of the Company or any of its Subsidiaries;

and in each case the order or decree remains unstayed and in effect for 60 consecutive days. The term “Bankruptcy Law” means the Bankruptcy and Insolvency Act (Canada) (or any successor thereto), the Companies’ Creditors Arrangement Act (Canada) (or any successor thereto), or Title 11, United States Code (or any successor thereto) or any similar Canadian federal or provincial, United States or foreign law for the relief of debtors. The term “Receiver” means any receiver (interim or otherwise), trustee, assignee, liquidator, sequestrator or similar official under any Bankruptcy Law;

then: (x) in each and every event listed above (other than Sections (e), (f) or (g)), the Trustee may, in its discretion, and shall, upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Securities then outstanding, subject to the provisions of Section 8.4 of the Indenture, by notice in writing to the Company declare the principal of and interest on all Securities then outstanding and all monies outstanding hereunder to be due and payable and the same shall thereupon forthwith become immediately due and payable to the Trustee, and (y) on the occurrence of an Event of Default under Sections (e), (f), or (g), the principal of and interest on all Securities then outstanding hereunder and all other monies outstanding hereunder, shall automatically without any declaration or other act on the part of the Trustee or any Holder become immediately due and payable to the Trustee and, in either case, upon such amounts becoming due and payable in either (x) or (y) above, the Company shall forthwith pay to the Trustee for the benefit of the Holders such principal, accrued and unpaid interest and interest on amounts in default on such Securities and all other monies outstanding hereunder, together with subsequent interest at the rate borne by the Securities on such principal, interest and such other monies from the date of such declaration or event until payment is received by the Trustee, such subsequent interest to be payable at the times and places and in the manner mentioned in and according to the tenor of the Securities. Such payment when made shall be deemed to have been made in discharge of the Company’s obligations hereunder and any monies so received by the Trustee shall be applied in the manner provided in the Indenture.

19.      TRUSTEE DEALINGS WITH THE COMPANY

            Computershare Trust Company of Canada, the initial Trustee under the Indenture, in its individual or any other capacity, may make loans to, accept deposits from and perform services for the Company or an Affiliate of the Company, and may otherwise deal with the Company or an Affiliate of the Company, as if it were not the Trustee.

20.      NO RECOURSE AGAINST OTHERS

            A director, officer, employee or shareholder, as such, of the Company shall not have any liability for any obligations of the Company under the Securities or the Indenture nor for any claim based on, in respect of or by reason of such obligations or their creation. The Holder of this Security by accepting this Security waives and releases all such liability. The waiver and release are part of the consideration for the issuance of this Security.

21.      AUTHENTICATION

            This Security shall not be valid until the Trustee manually signs the certificate of authentication on this Security.

22.      ABBREVIATIONS AND DEFINITIONS

            Customary abbreviations may be used in the name of the Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian) and UGMA (= Uniform Gifts to Minors Act).

            All terms defined in the Indenture and used in this Security but not specifically defined herein are defined in the Indenture and are used herein as so defined.

23.      INDENTURE TO CONTROL; GOVERNING LAW

            In the case of any conflict between the provisions of this Security and the Indenture, the provisions of the Indenture shall control. This Indenture and the Securities shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein. The Company and the Guarantors (as defined in the Indenture) have submitted to the non-exclusive jurisdiction of any court of the Province of British Columbia for purposes of all legal actions and proceedings instituted in connection with the Indenture and the Securities.

            The Company will furnish to any Holder, upon written request and without charge, a copy of the Indenture. Requests may be made to: Great Basin Gold Ltd., Suite 1108 – 1030 West Georgia Street, Vancouver, British Columbia V6E 2Y3, Attention: Ferdi Dippenaar, Facsimile No: (604) 684-8092.

SCHEDULE 1
TO THE GLOBAL SECURITY

Initial Principal Amount: Cdn $ __________________

          The following exchanges, purchase, redemptions, purchases or conversions of a part of this Global Security have been made:

Adjustments
Final
	Amount of	Amount of	New Principal	Maturity
Date	Increase	Decrease	Amount	Date	Authorization

Authorization:

COMPUTERSHARE TRUST COMPANY OF CANADA

By:  _________________________________________

SCHEDULE 2
ASSIGNMENT FORM

          To assign this Security, fill in the form below:

          I or we assign and transfer this Security to ______________________________________________________________________

(Insert assignee’s soc. Sec. or tax I.D. no.)

(Print or type assignee’s name, address and postal code)

and irrevocably appoint agent to transfer this Security on the books of the Company. The agent may substitute another to act for him or her.

Your signature

Date: _________________________________________
(Sign exactly as your name appears on the
other side of this Security)
* Signature guaranteed by:

By: _________________________________________

The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Debenture in every particular without alteration or any change whatsoever. The signature(s) on this form must be guaranteed by one of the following methods:

Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”.

Canada: A Signature Guarantee obtained from a major Canadian Schedule I chartered bank. The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of a Medallion Signature Guarantee Program.

Outside North America: For holders located outside North America, present the certificate(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

SCHEDULE 3
NOTICE OF ELECTION UPON TAX REDEMPTION FORM

Certificate No. of Security: ______________________________

          If you elect not to have this Security redeemed by the Company pursuant to Section 3.5 of the Indenture, check the box:

          [   ]

          If you elect to have only part of this Security redeemed by the Company pursuant to Section 3.5 of the Indenture, state the principal amount:

$

(must be in an integral multiple of $1,000)

Your signature

Date: _________________________________________
(Sign exactly as your name appears on the
other side of this Security)
* Signature guaranteed by:

By: _________________________________________

*        The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Debenture in every particular without alteration or any change whatsoever. The signature(s) on this form must be guaranteed by one of the following methods:

Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”.

Canada: A Signature Guarantee obtained from a major Canadian Schedule I chartered bank. The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of a Medallion Signature Guarantee Program.

Outside North America: For holders located outside North America, present the certificate(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be overguaranteed.

SCHEDULE 4
CONVERSION NOTICE FORM

          To convert this Security into Shares of the Company, check the box:

          To convert only part of this Security, state the principal amount to be converted (must be $1,000 or a integral multiple of $1,000): $

          If you want the stock certificate made out in another person’s name, fill in the form below:

(Insert assignee’s soc. Sec. or tax I.D. no.)

(Print or type assignee’s name, address and postal code)

Your signature

Date: _________________________________________
(Sign exactly as your name appears on the
other side of this Security)
* Signature guaranteed by:

By: _________________________________________

*      The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Debenture in every particular without alteration or any change whatsoever. The signature(s) on this form must be guaranteed by one of the following methods:

Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”.

Canada: A Signature Guarantee obtained from a major Canadian Schedule I chartered bank. The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of a Medallion Signature Guarantee Program.

Outside North America: For holders located outside North America, present the certificate(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be overguaranteed.

SCHEDULE 5
CHANGE OF CONTROL PURCHASE NOTICE FORM

To:    Great Basin Gold Ltd.

          The undersigned registered owner of this Security hereby irrevocably acknowledges receipt of a notice from Great Basin Gold Ltd. (the “Company”) as to the occurrence of a Change of Control with respect to the Company and setting forth the terms and conditions of the Company’s offer to purchase all or a portion of the outstanding Securities and accepts such offer and instructs the Company to purchase the entire principal amount of this Security, or the portion thereof (which is $1,000 or an integral multiple thereof) below designated, in accordance with the terms of the Indenture referred to in this Security at the Change of Control Purchase Price, together with accrued and unpaid interest to, but excluding, such date, to the registered Holder hereof.

Date: _________________________________________	______________________________________________
(Signature(s))

______________________________________________
*Signature Guaranty

Principal amount to be redeemed (in an integral
multiple of $1,000, if less than all):

___________________________________________
NOTICE: The signature to the foregoing Election must correspond to the Name as written upon the face of this Security in every particular, without any alteration or change whatsoever.

______________________
* The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Debenture in every particular without alteration or any change whatsoever. The signature(s) on this form must be guaranteed by one of the following methods:

Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”.

Canada: A Signature Guarantee obtained from a major Canadian Schedule I chartered bank. The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of a Medallion Signature Guarantee Program.

Outside North America: For holders located outside North America, present the certificate(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be overguaranteed.

SCHEDULE 6
FORM OF CERTIFICATE OF EXCHANGE OR TRANSFER

FOR SECURITIES BEARING A RESTRICTIVE LEGEND

TO:	Great Basin Gold Ltd.
Suite 1108 – 1030 West Georgia Street
Vancouver, British Columbia V6E 2Y3
Attention: Ferdi Dippenaar

-and-

Computershare Trust Company of Canada

as trustee
for the 8.00 % Senior Unsecured Convertible Debentures due November 30, 2014
of Great Basin Gold Ltd.

Re:	8.00 % Senior Unsecured Convertible Debentures due November 30, 2014

Reference is hereby made to the Indenture dated as of November 19, 2009, (the “Indenture”), among Great Basin Gold Ltd., a corporation duly organized under the laws of British Columbia (the “Company”), and Computershare Trust Company of Canada, a trust company organized and existing under the laws of Canada, as Trustee (the “Trustee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

___________________________ (the “Transferor”) owns and proposes to exchange or transfer (the “Transfer”) principal amount of 8.00 % Senior Unsecured Convertible Debentures due November 30, 2014 (the “Securities”) of the Company held as a beneficial interest in the form of the Restricted Global Security (CUSIP No. 390124AB1) with the Depository in the name of the Transferor. The Transferor has requested an exchange or transfer of such Securities for an equivalent beneficial interest in the Unrestricted Global Security (CUSIP No. 390124AA3). In connection with the Transfer, the Transferor hereby certifies to the Company and Computershare Trust Company of Canada (the “Transfer Agent”) as follows:

The Transfer to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “Securities Act”) and certifies that (a) the Transferor is not an affiliate of the Company (as that term is defined in Rule 405 under the Securities Act), (b) the offer of such securities was not made to a person in the United States and either (1) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (2) the transaction was executed in, on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (c) neither the Transferor nor any affiliate of the Transferor nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (d) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the Securities Act, and (e) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S under the Securities Act, is part of a plan or scheme to evade the registration provisions of the Securities Act. Terms used herein have the meanings given to them by Regulation S under the Securities Act.

This Certificate and the statements contained herein are made for the benefit of the Company and the Transfer Agent in connection with the Transfer of the Securities contemplated hereby. The Transferor undertakes to inform the Company and the Transfer Agent promptly upon becoming aware of any development or occurrence that would render any of the foregoing representations inaccurate or incomplete prior to the completion of the Transfer.

Date: _________________________________________	____________________________________________
Name of Seller

By: _________________________________________
[Name]
[Title]

EXHIBIT “B”
FORM OF NOTATION OF SECURITY GUARANTEE

For value received, each Guarantor (which term includes any successor Person under the Indenture) has, jointly and severally, unconditionally guaranteed, to the extent set forth in the Indenture and subject to the provisions in the Indenture dated November 19, 2009 (the “Indenture”), among Great Basin Gold Ltd. (the “Company”), the Guarantors party thereto and Computershare Trust Company of Canada, as trustee (the “Trustee”), (a) the due and punctual payment of the principal of and interest on the Securities, whether at maturity, by acceleration, redemption or otherwise, the due and punctual payment of interest on overdue principal of and interest on the Securities, if any, if lawful, and the due and punctual performance of all other obligations of the Company to the Holders or the Trustee, all in accordance with the terms and conditions of the Indenture and (b) in case of any extension of time of payment or renewal of any Securities or any of such other obligations, that the same will be promptly paid in full when due or performed in accordance with the terms of any extension or renewal, whether at stated maturity, by acceleration or otherwise. The obligations of the Guarantors to the Holders of Securities and the Trustee pursuant to the Guarantee and the Indenture, and the limitations thereon, are expressly set forth in Article 13 of the Indenture and reference is hereby made to the Indenture for the precise terms of the Guarantee.

Capitalized terms used but not defined herein have the meaning given to them in the Indenture.

THIS IS A CONTINUING GUARANTEE AND SHALL REMAIN IN FULL FORCE AND EFFECT AND SHALL BE BINDING UPON EACH GUARANTOR AND ITS SUCCESSORS AND ASSIGNS UNTIL FULL AND FINAL PAYMENT OF ALL OF THE COMPANY’S OBLIGATIONS UNDER THE SECURITIES AND THE INDENTURE OR UNTIL RELEASED OR LEGALLY DEFEASED IN ACCORDANCE WITH THE INDENTURE AND SHALL ENURE TO THE BENEFIT OF THE SUCCESSORS AND ASSIGNS OF THE TRUSTEE AND THE HOLDERS, AND, IN THE EVENT OF ANY TRANSFER OR ASSIGNMENT OF RIGHTS BY ANY HOLDER OR THE TRUSTEE, THE RIGHTS AND PRIVILEGES HEREIN CONFERRED UPON THAT PARTY SHALL AUTOMATICALLY EXTEND TO AND BE VESTED IN SUCH TRANSFEREE OR ASSIGNEE, ALL SUBJECT TO THE TERMS AND CONDITIONS HEREOF. THIS IS A GUARANTEE OF PAYMENT AND PERFORMANCE.

THE LAW OF THE PROVINCE OF BRITISH COLUMBIA AND THE LAWS OF CANADA APPLICABLE THEREIN WILL GOVERN AND BE USED TO CONSTRUE THIS GUARANTEE WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY. THE GUARANTORS HAVE SUBMITTED TO THE NON-EXCLUSIVE JURISDICTION OF ANY COURT OF THE PROVINCE OF BRITISH COLUMBIA FOR PURPOSES OF ALL LEGAL ACTIONS AND PROCEEDINGS INSTITUTED IN CONNECTION WITH THE INDENTURE AND THE SECURITIES.

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IN WITNESS WHEREOF, each Guarantor has caused this Guarantee to be duly executed as of November 19, 2009.

N5C RESOURCES INC.

Per:	Authorized Signatory

N6C RESOURCES INC.

Per:	Authorized Signatory

PUMA GOLD (PTY) LTD

Per:	Authorized Signatory

SOUTHGOLD EXPLORATION (PTY) LTD

Per:	Authorized Signatory